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                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                            ------------------------

                                 SCHEDULE 14D-9

                     SOLICITATION/RECOMMENDATION STATEMENT
                          PURSUANT TO SECTION 14(d)(4)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                         GROUND ROUND RESTAURANTS, INC.
                           (NAME OF SUBJECT COMPANY)

                         GROUND ROUND RESTAURANTS, INC.
                      (NAME OF PERSON(S) FILING STATEMENT)

                   COMMON STOCK, PAR VALUE $.16 2/3 PER SHARE
                         (TITLE OF CLASS OF SECURITIES)

                                  399427 10 3
                     (CUSIP NUMBER OF CLASS OF SECURITIES)

                               DANIEL R. SCOGGIN
                CHAIRMAN, CHIEF EXECUTIVE OFFICER AND PRESIDENT
                         GROUND ROUND RESTAURANTS, INC.
                         35 BRAINTREE HILL OFFICE PARK
                         BRAINTREE, MASSACHUSETTS 02184
                                 (617) 380-3100
 (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO RECEIVE NOTICE AND
          COMMUNICATIONS ON BEHALF OF THE PERSON(S) FILING STATEMENT)

                                WITH A COPY TO:
                            JEFFREY S. TULLMAN, ESQ.
                               KANE KESSLER, P.C.
                   1350 AVENUE OF THE AMERICAS -- 26TH FLOOR
                            NEW YORK, NEW YORK 10019
                                 (212) 541-6222

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ITEM 1.  SECURITY AND SUBJECT COMPANY.

     The name of the subject company is Ground Round Restaurants, Inc., a New York corporation ("Ground Round" or the "Company"), and the address of its principal executive offices is 35 Braintree Hill Office Park, Braintree Massachusetts 02184. The title of the class of equity securities to which this statement relates is the Common Stock, par value $.16 2/3 per share, of the Company (the "Shares").

ITEM 2.  TENDER OFFER OF THE BIDDER.

     This statement relates to the tender offer disclosed in a Tender Offer Statement on Schedule 14D-1, dated September 8, 1997 (the "Schedule 14D-1"), of GRR Merger Corp., a New York corporation (the "Purchaser"), a wholly-owned subsidiary of GRR Holdings, LLC, a Delaware limited liability company ("Parent"), companies formed by Boston Ventures Management, Inc. ("Boston Ventures") to purchase all outstanding Shares at a price of $1.65 per Share net to the seller in cash, upon the terms and subject to the conditions set forth in the Offer to Purchase dated September 8, 1997 (the "Offer to Purchase"), and the related Letter of Transmittal (which together constitute the "Offer").

     The Offer is being made pursuant to an Agreement and Plan of Merger among Parent, the Purchaser and the Company dated as of August 29, 1997 (the "Merger Agreement"). The Merger Agreement provides, among other things, that upon the terms and subject to the conditions contained therein, and in accordance with the Business Corporation Law of the State of New York (the "NYBCL"), after the satisfaction or waiver of the conditions contained therein, and the purchase of Shares pursuant to the Offer, the Purchaser will be merged with and into the Company (the "Merger").

     According to the Schedule 14D-1, the address of the principal executive offices of the Purchaser and Parent are 21 Custom House Street, Boston, MA 02110.

ITEM 3.  IDENTITY AND BACKGROUND.

     (a) The name and address of Ground Round Restaurants, Inc., which is the person filing this Statement, are set forth in Item 1 above.

     (b) Except as described in this Schedule and on Annex I attached hereto which is incorporated herein by reference, there are, to the knowledge of the Company, no material contracts, agreements, arrangements or understandings or any actual or potential conflicts of interest between the Company or its affiliates and (i) its executive officers, directors or affiliates or (ii) Parent, Purchaser, their respective executive officers, directors or affiliates.
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                          AGREEMENT AND PLAN OF MERGER

     The following is a summary of the Merger Agreement. Defined terms used below and not defined herein have the respective meanings assigned to those terms in the Merger Agreement. Such summary is qualified in its entirety by reference to the Merger Agreement, a copy of which is filed as Exhibit 1 hereto and is incorporated herein by reference.

     THE OFFER. In the Merger Agreement, the Purchaser has agreed, subject to certain conditions, among other things, (i) to pay a purchase price of $1.65 per offered Share, net to the seller in cash, and (ii) to accept for payment and pay for all Shares validly tendered and not withdrawn pursuant to the Offer at the earliest time following expiration of the Offer provided that all conditions to the Offer shall have been satisfied or waived by the Purchaser. "Expiration Date" means the latest time and date at which the Offer, as may be extended from time to time by the Purchaser, shall expire. The Purchaser has expressly reserved the right to waive any condition to the Offer, to increase the purchase price payable pursuant to the Offer or make any other changes in the terms and conditions of the Offer, provided, however, that unless previously approved by the Company in writing, no change may be made that (i) decreases the price per Share payable in the Offer, (ii) changes the form of consideration to be paid in the Offer, (iii) imposes additional conditions to the Offer, (iv) increases the minimum number of Shares that must be tendered as a condition to the acceptance for payment and payment for Shares in the Offer, (v) waives the Minimum Condition if such waiver would result in the purchase pursuant to the Offer of less than the number of Shares which, together with the Contributed Shares, would constitute less than 50.1% of the outstanding Shares, or (vi) extends the Offer, provided, however, that the Purchaser may, without the consent of the Company, extend the Offer (A) from time to time but not beyond 12 midnight, New York City time, on October 22, 1997 if, at the scheduled expiration date of the Offer, any of the conditions to the Purchaser's obligation to purchase Shares are not satisfied or waived until such time as such conditions are satisfied or
(B) as provided in Section 9.03(a) of the Merger Agreement. The Purchaser agreed to extend the Offer for a period of up to ten further Business Days, in the event that the Minimum Condition is not satisfied or waived at the initial expiration date of the Offer.

     RECOMMENDATION. Pursuant to the Merger Agreement, the Company has approved of and consented to the Offer and represented, among other things, that its Board of Directors, at a meeting duly called and held on August 29, 1997 has, among other things, unanimously (A) determined that the Merger Agreement and the transactions contemplated thereby, including each of the Offer and the Merger, are fair to, and in the best interests of, the shareholders of the Company, (B) approved and adopted the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger and the transactions contemplated thereby, in all respects and that such approval constitutes approval of the Offer, the Merger Agreement and the Merger and the transactions contemplated thereby, for purposes of Sections 902 and 912 of the NYBCL, (C) recommended that the Shareholders of the Company accept the Offer, tender their Shares thereunder to the Purchaser and approve and adopt the Merger Agreement and the Merger and
(D) provided for the cancellation of all Options.

     THE MERGER. The Merger Agreement provides that, subject to the terms and conditions thereof and in accordance with New York Law, at the Effective Time, Parent shall cause the Purchaser to merge with and into the Company. Upon surrender of the stock certificate that, immediately prior to the Effective Time, represented an issued and outstanding Share, by virtue of the Merger, at the Effective Time, each Share issued and outstanding immediately prior to the Effective Time (other than any Shares owned by Parent, the Purchaser or any other wholly-owned subsidiary of Parent, Dissenting Shares and any Shares held in the treasury of the Company or by any subsidiary of the Company), shall be converted into a certificate (a "Certificate") that represents the right to receive an amount in cash equal to the greater of $1.65 or any greater amount per Share paid pursuant to the Offer as it may be amended, without interest (the "Merger Consideration"). Each Share issued and outstanding immediately prior to the Effective Time and owned by Parent, the Purchaser or any other wholly-owned subsidiary of Parent or held in the Company's treasury or by any subsidiary of the Company, shall be canceled without payment of any consideration therefor. Each share of Common Stock, $0.01 par value, of the Purchaser issued and outstanding immediately prior to the Effective Time shall be converted into and become that number of fully-paid and non-assessable shares of Common

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Stock, par value $.16 2/3 per share, of the Surviving Corporation as shall equal the quotient of the number of Shares issued and outstanding at the Effective
Time divided by 1,000.

     AGREEMENTS OF THE COMPANY, THE PURCHASER AND THE PARENT. In the Merger Agreement, the Company has covenanted and agreed that, it shall, and shall cause each of its subsidiaries to, use its reasonable efforts in light of the Company's present financial condition to preserve intact the business organization of the Company and each of its subsidiaries, to keep available, consistent with the Merger Agreement, the services of their respective operating personnel and to preserve the goodwill of the Company and its subsidiaries with respect to third parties having a business relationship with each of them, including, without limitation, suppliers. Except as contemplated by the Merger Agreement, during the period from the date of the Merger Agreement to the Effective Time, the Company and each of its subsidiaries will conduct their respective businesses and operations only in the ordinary and usual course of business consistent with past practice.

     Without limiting the generality of the provisions described in the preceding paragraph, the Merger Agreement provides that prior to the Effective Time, without the written Consent of Parent, the Company will not and will cause each of its subsidiaries not to:

          (a) amend its certificate of incorporation or by-laws or similar governing documents;

          (b) (i) create, incur or assume any indebtedness for borrowed money, except indebtedness for borrowed money incurred under the Credit Agreement or pursuant to a new credit agreement refinancing such borrowing in conformity with the terms of the Bank Letter of Intent, or the Bank Standstill Agreement, or (ii) assume, guarantee, endorse or otherwise become liable or responsible for the obligations of any other person other than any subsidiaries of the Company;

          (c) declare, set aside or pay any dividend or other distribution in respect of its capital stock;

          (d) issue, sell, grant purchase or redeem, whether by dividend or otherwise, any shares of its capital stock or securities convertible into or exercisable for, or options with respect to, or warrants to purchase or rights to subscribe to or otherwise purchase, or subdivide or in any way reclassify, any shares of its capital stock, except for the issuance of Shares issuable upon conversion of the Convertible Loan Notes in accordance with their terms or the exercise of Options outstanding on the date of the Merger Agreement;

          (e) except in respect of regularly scheduled raises or raises which have been approved by the compensation committee of the Board prior to the date of the Merger Agreement in the ordinary course of business consistent with past practice: (i) increase the aggregate amount of compensation payable or to become payable to any of its directors, officers or certain employees of the Company, whether by salary or bonus, (ii) increase the rate or term of, or otherwise alter, amend or nullify any, or enter into any new, employment agreement bonuses, insurance, pension, severance or other Company Benefit Plan, payment or arrangement made to, for or with any such directors, officers or employees;

          (f) enter into any agreement, commitment or transaction, which, if entered into prior to the date of the Merger Agreement, would have been required to be disclosed in the Company Disclosure Letter, with certain exceptions;

          (g) sell, transfer, mortgage, pledge, grant any security interest in, or permit the imposition of any lien or other encumbrance on, any asset other than in the ordinary course of business consistent with past practice and except (i) pursuant to the Credit Agreement, or (ii) pursuant to the refinancing of borrowings under the Credit Agreement pursuant to a new credit agreement in conformity with the terms set forth in the Bank Letter of Intent or (iii) pursuant to the Sale and Leaseback Letter of Intent;

          (h) waive any material right under any material agreement;

          (i) other than as required by any change in GAAP, make any material change in its accounting methods or practices or make any material change in depreciation or amortization policies or rates

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     adopted by it for accounting purposes or, other than normal writedowns or writeoffs consistent with past practice, make any writeoffs of notes or accounts receivable;

          (j) make any loan or advance to any of its shareholders, officers, directors, employees, with certain exceptions, or make any other loan or advance to any other person (other than any subsidiary of the Company) or group otherwise than in the ordinary course of business consistent with past practice;

          (k) terminate or fail to renew, where such renewal is at the Company's or a subsidiary's option, or replace on substantially similar or more favorable terms any contract or other agreement other than in the ordinary course of business, which termination or failure to renew, individually or in the aggregate, could reasonably be expected to have a Material Adverse Effect;

          (l) fail to maintain all Insurance Policies in full force and effect or fail to renew or replace with equivalent coverage any Insurance Policy which has expired;

          (m) take any action which constitutes a violation of any Liquor License which violation individually or in the aggregate would, in the reasonable judgment of the Company, be likely to result in the termination of any one or more Liquor Licenses covering operations generating, individually or in the aggregate for the three months ended June 30, 1997, average weekly gross food and beverage revenues in excess of $300,000;

          (n) fail to operate, maintain, repair or otherwise preserve the Real Property substantially in accordance with current practice in light of the Company's present financial condition and not to exceed the capital expenditure budget of the Company previously disclosed to Parent;

          (o) fail to comply with all applicable filings, payment and withholding obligations under all applicable federal, state, local and foreign tax laws except where such failure to comply would not have a Material Adverse Effect;

          (p) breach, terminate or amend the Bank Standstill Agreement or terminate or amend either the Bank Letter of Intent or the Sale and Leaseback Letter of Intent or take any action not otherwise permitted or required pursuant to such agreements that directly results in the counterparty to the Bank Letter of Intent or the Sale and Leaseback Letter of Intent terminating or stating an intention to terminate the same; or

          (q) agree in writing to, or otherwise take or authorize, any of the foregoing actions.

     The Merger Agreement provides that if required by applicable law in order to consummate the Merger following expiration of the Offer and acceptance for payment and purchase of Shares by the Purchaser pursuant to the terms of the Offer, the Company shall (and Parent and the Purchaser shall use all reasonable efforts to cause the Company to) take all action to the extent necessary to consummate the Merger in accordance with applicable law, its Certificate of Incorporation and By-Laws, including (i) duly call, give notice of, convene and hold an annual or special meeting of its shareholders (the "Shareholders' Meeting"), to be held as soon as practicable, for the purpose of approving the Merger Agreement, the Merger and the transactions contemplated thereby; (ii) include in a proxy statement the recommendation of the Board that shareholders of the Company vote in favor of the approval and adoption of the Merger Agreement and the Merger and the other transactions contemplated thereby and the determination of the Board that the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, are fair to, and in the best interests of, the shareholders of the Company; and (iii) prepare and file a preliminary Proxy Statement with the SEC and, after consultation with Parent and the Purchase, respond promptly to any comments made by the SEC with respect to the Proxy Statement and any preliminary version thereof and cause the Proxy Statement to be mailed to its shareholders at the earliest practicable time after responding to all such comments to the satisfaction of the Staff of the SEC and to obtain the necessary approvals by its shareholders of this Agreement.

     The Merger Agreement provides that the Company, Parent and the Purchaser, as the case may be, shall promptly prepare and file any other filings required under the Exchange Act or any other Federal or state

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securities or corporate laws relating to the Merger and the transactions contemplated thereby (the "Other Filings").

     The Merger Agreement provides that at the Shareholders' Meeting, Parent, the Purchaser, their affiliates and Permitted Assigns will vote all Shares owned by them in favor of approval and adoption of the Merger Agreement, the Merger, and the transactions contemplated thereby.

     The Merger Agreement provides that in the event that the Purchaser or any Permitted Assigns shall acquire at least 90 percent of the outstanding Shares pursuant to the Offer or otherwise, the parties agree, at the request of the Purchaser, to take all necessary and appropriate action to cause the Merger to become effective, in accordance with Section 905 of the NYBCL, as soon as reasonably practicable after such acquisition and the satisfaction or waiver of the conditions of the Merger Agreement, without a meeting of the shareholders of the Company.

     Pursuant to the Merger Agreement, promptly upon the acceptance for payment of, and payment by the Purchaser in accordance with the Offer for, Shares pursuant to the Offer, provided the Purchaser shall have purchased not less than 50.1% of the outstanding Shares, the Purchaser shall be entitled to designate such number of directors, rounded up to the next whole number, equal to that number of directors which equals the product of the total number of directors on the Board (giving effect to the directors elected pursuant to this sentence) multiplied by the percentage that such number of Shares owned in the aggregate by the Purchaser or Parent, upon such acceptance for payment, bears to the number of Shares outstanding; provided, however, that until the Effective Time there shall be at least three Continuing Directors. The Company shall upon the written request of the Purchaser, use its best efforts to cause the Purchaser's designees to be so elected. Notwithstanding the foregoing, it is the parties present intention to have a Board of seven directors following consummation of the Offer and prior to the Effective Time, the Board to consist of four designees of the Purchaser and three Continuing Directors, and the Company shall, upon the written request of the Purchaser, use its best efforts to cause the resignation of such current directors as necessary, and the election of the Purchaser's designees, to result in such seven member Board.

     The Company has agreed to take all actions required pursuant to Section 14(f) of the Exchange Act and Rule 14f-1 promulgated thereunder in order to fulfill its obligations under the Merger Agreement described in the preceding paragraph. Annex I to this Schedule 14D-9 fulfills the Company's obligations in this regard under the Merger Agreement. Pursuant to the Merger Agreement, Parent and the Purchaser will supply to the Company any information with respect to any of them and their nominees, officers, directors and affiliates required by
Section 14(f) and Rule 14f-1 and such other rules and regulations as are applicable.

     After the time that the Purchaser's designees constitute at least a majority of the Board and until the Effective Time, any amendment or termination of the Merger Agreement or the Certificate of Incorporation or By-laws of the Company and any extension for the performance or waiver of the obligations or other acts of Parent or the Purchaser or waiver of the Company's rights hereunder shall also require the approval of a majority of the then serving directors, if any, who are directors as of the date hereof (the "Continuing Directors" who shall include each member of the Special Committee of the Board formed to consider the Merger for so long as he wishes to serve) except to the extent that applicable law requires that such action be acted upon by the full Board, in which case such action will require the concurrence of a majority of the Board, which majority shall include each of the Continuing Directors. If the number of Continuing Directors prior to the Effective Time is reduced below three for any reason, the remaining Continuing Directors or Director shall be entitled to designate persons to fill such vacancies who shall be deemed Continuing Directors for all purposes of this Agreement. The Board shall not delegate any matter set forth in this paragraph to any committee of the Board.

     Under the Merger Agreement, the directors of the Purchaser immediately prior to the Effective Time shall be the initial directors of the Surviving Corporation and the officers of the Company immediately prior to the Effective Time shall be the initial officers of the Surviving Corporation, in each case until their respective successors are duly elected or appointed and qualified.

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     Pursuant to the Merger Agreement, from the date of the Merger Agreement to the Effective Time, subject to appropriate provisions regarding confidentiality, the Company shall, during ordinary business hours and upon reasonable advance notice, (i) give Parent and Parent's authorized representatives all access Parent shall reasonably request to all of its and each of its subsidiaries books, records, contracts, commitments, restaurants, offices and other facilities and properties, and its and each of its subsidiaries' personnel, representatives, accountants and agents; (ii) permit Parent to make such inspections thereof, except as limited by the Merger Agreement with respect to environmental investigations, as it may reasonably request during normal business hours, and (iii) cause its and each of its subsidiaries' officers and advisors to furnish to Parent its financial and operating data and such other existing information with respect to its business, properties, assets, liabilities and personnel, as Parent may from time to time reasonably request, provided, however, that any such investigation shall be conducted in such a manner as not to interfere unreasonably with the operation of the business of the Company.

     DISSENTERS' RIGHTS. Notwithstanding any other provision of the Merger Agreement to the contrary, Shares that have not been voted in favor of the approval and adoption of the Merger and with respect to which dissenters' rights shall have been demanded and perfected in accordance with Sections 623 and 910 of the NYBCL (the "Dissenting Shares") and not withdrawn shall not be converted into the right to receive cash at or after the Effective Time, but such Shares shall become the right to receive such consideration as may be determined to be due to holders of Dissenting Shares pursuant to the laws of the State of New York unless and until the holder of such Dissenting Shares withdraws his or her demand for such appraisal or becomes ineligible for such appraisal. If a holder of Dissenting Shares shall withdraw his or her demand for such appraisal or shall become ineligible for such appraisal under applicable law (through failure to perfect or otherwise), then, as of the Effective Time or the occurrence of such event, whichever last occurs, such holder's Dissenting Shares shall automatically be converted into and represent the right to receive the Merger Consideration, without interest.

     NO SOLICITATION. In accordance with the terms of the Merger Agreement, the Company has agreed that it will not, and will not permit any of its officers, directors, advisors, agents or representatives to, directly or indirectly, solicit or encourage the initiation or submission of any inquiries, proposals or offers regarding any acquisition, merger, tender offer, exchange offer, recapitalization (involving an equity investment other than solely from existing shareholders) or similar transaction involving, sale of all or a substantial portion of the assets of, or sale of shares of capital stock or securities convertible into capital stock, (other than a sale only to existing lenders in connection with a refinancing of debt) of the Company, whether or not in writing and whether or not delivered to the shareholders of the Company, or similar transactions involving the Company (any of the foregoing inquires, proposals or offers being referred to herein as an "Acquisition Proposal"); provided however, that nothing contained in the Merger Agreement shall prevent the Company's Board from (i) referring any third party to this provision, (ii) considering negotiating or participating in discussions regarding an unsolicited bona fide written Acquisition Proposal or (iii) complying with Rule 14e-2(a) or Rule 14d-9 promulgated under the Exchange Act, if applicable, with regard to an Acquisition Proposal made in the form of a tender offer by a third party. If the Board of the Company after duly considering advice written or otherwise, of the Company's outside counsel and financial advisor, determines in good faith that it would be consistent with its fiduciary responsibilities to approve or recommend a Superior Proposal, then (A) the Company shall not enter into any agreement with respect to the Superior Proposal and (B) any other obligation of the Company under the Merger Agreement shall not be affected unless the Merger Agreement is terminated and fees and/or expenses are paid in accordance with the terms of the Merger Agreement. As used in the Merger Agreement, the term "Superior Proposal" means a bona fide proposal made by a third party to acquire the Company pursuant to a tender or exchange offer, a merger, a sale of all or substantially all of its assets or otherwise that the Board determines in its good faith judgment to be more favorable to the Company's shareholders than the Offer and the Merger (after considering the advice, written or otherwise, of its outside counsel and financial advisor).

     HSR FILINGS. The Merger Agreement provides that, upon the terms and subject to the conditions thereof, each of the parties thereto shall file, or cause to be filed, as promptly as possible and in no event later than ten Business Days after the execution date of the Merger Agreement, with the United States Federal

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Trade Commission and the Antitrust Division of the United States Department of
Justice pursuant to the HSR Act, the notification required by the HSR Act, including all requisite documents, materials and information therefor, and request early termination of the waiting period under the HSR Act.

     EMPLOYEE BENEFITS MATTERS. Under the Merger Agreement (a) from and after the date of purchase of Shares pursuant to the Offer, the Company or the Surviving Corporation will, and Parent will cause the Company or the Surviving Corporation to honor, in accordance with their terms, all individual employment, severance and change of control agreements between the Company and any officer, director or employee of the Company including, without limitation, bonuses, incentive or deferred compensation in existence on the date of the Merger Agreement, (b) from and after the date of purchase of Shares pursuant to the Offer, the Company or the Surviving Corporation, as applicable, will, and Parent will, or will cause the Company, the Surviving Corporation or the Company to, provide or pay when due to employees and former employees of the Company all benefits and compensation pursuant to the Company Benefit Plans, policies and arrangements in effect on the date of the Merger Agreement (other than with respect to stock and stock-based plans or programs, including stock grants, options to purchase stock, stock investment alternatives, or other stock-based benefits or awards) earned or accrued through, and to which such individuals are entitled as of, the Effective Time (or such later time as such Company Benefit Plans as in effect at the Effective Time or terminated or canceled by the Surviving Corporation in the manner and subject to the conditions of the Merger Agreement); (c) for a period ending two (2) years after the Effective Time, the Company or the Surviving Corporation, as applicable, will, and Parent, will cause the Company or the Surviving Corporation to, provide to Company employees and former employees benefits under all Company Benefit Plans, programs and arrangements that provide benefits which are no less favorable in the aggregate than those provided to such persons under the Company Benefit Plans, programs and arrangements of the Company in effect on the date (other than with respect to the agreements subject to subsection (a) above and other than with respect to stock and stock-based plans or programs, including stock grants, options to purchase stock, stock investment, alternatives, other stock based benefits or awards; and (d) nothing in the Merger Agreement shall require the continued employment of any person, and except as expressly set forth in the Merger Agreement no provision therein shall prevent Parent or Surviving Corporation from amending or terminating any Company Benefit Plan.

     Pursuant to the Merger Agreement, Parent shall cause the Company to pay, in accordance with their respective terms all bonuses, payments of incentive compensation pursuant to the Company's incentive compensation plans, severance payments and other payments as disclosed on the Company Disclosure Letter in accordance with the terms of the Merger Agreement.

     DIRECTORS' AND OFFICERS' INDEMNIFICATION AND INSURANCE. The Merger Agreement provides that the Certificate of Incorporation of the Surviving Corporation shall, for a period of six years from the Effective Time, contain provisions no less favorable with respect to indemnification than are set forth in such Certificate of Incorporation of the Company, as amended as set forth in Exhibit A to the Merger Agreement, to provide that officers and directors shall be indemnified to the fullest extent permitted under New York law, which provisions shall not be amended, repealed or otherwise modified for a period of six years from the Effective Time in any manner that would adversely affect the rights thereunder of individuals who at any time prior to the Effective Time were directors, officers, agents or employees of the Company, unless such modification shall be required by law.

     Under the Merger Agreement, the Company shall, to the fullest extent permitted under New York law and regardless of whether the Merger becomes effective, indemnify and hold harmless, and, after the Effective Time the Surviving Corporation shall, to the fullest extent permitted under New York law, indemnify and hold harmless, each present and former director and officer of the Company and each of its Subsidiaries (collectively, the "Indemnified Parties") against judgments, fines, reasonable amounts paid in settlement and reasonable expenses (including attorneys' fees, costs and charges) incurred as a result of any action or proceeding (whether arising before or after the Effective Time), or any appeal therefrom whether civil or criminal, arising out of or pertaining to any action or omission in their capacity as an officer or director, prior to or at the Effective Time, for a period of six years after the Effective Time (or with respect to claims arising from service as an officer or director prior to the Effective Time and asserted or made prior to such sixth

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

anniversary which have not been resolved prior to such sixth anniversary, until the time such matters are finally resolved). In the event of any such action or proceeding (i) the Company or the Surviving Corporation, as the case may be, shall pay the reasonable fees and expenses of counsel selected by the Indemnified Parties, which counsel shall be reasonably satisfactory to the Company or the Surviving Corporation, promptly after statements therefor are received provided that an agreement has been entered into by such Indemnified Party agreeing to repay such amounts to the Company if the Indemnified Party is ultimately found not to be entitled to indemnification, by a final judgment (not subject to further appeal) of a court of competent jurisdiction, or to the extent such amount exceeds the indemnification to which such Indemnified Party is entitled, under New York law, and (ii) the Company and the Surviving Corporation shall cooperate and provide access to all documents necessary or beneficial to the defense of any such matter; provided, however, that neither the Company nor the Surviving Corporation shall be liable for any settlement effected without its written consent (which consent shall not be unreasonably withheld, delayed or conditioned); and provided further that neither the Company nor the Surviving Corporation shall be obligated to pay the fees and expenses of more than one counsel for all Indemnified Parties in any single action except to the extent that two or more of such Indemnified Parties shall have conflicting interests in the outcome of such action.

     Under the Merger Agreement, the Surviving Corporation has agreed to use its best efforts to maintain in effect for six years from the Effective Time, if available, the current directors' and officers' liability insurance policies maintained by the Company (provided that the Surviving Corporation may substitute therefor policies of at least the same coverage containing terms and conditions which are not materially less favorable) with respect to matters occurring prior to the Effective Time; provided, however, that the Surviving Corporation shall not be required to maintain such insurance to the extent that the annual premiums therefor exceed 120% of the annual premiums currently paid by the company in respect of the current policy or policies (the "Maximum Amount"), but in such case shall purchase as much comparable coverage as available for the Maximum Amount.

     The Merger Agreement further provides that in the event the Company or the Surviving Corporation or any of their respective successors (i) is consolidated with or merges into another person and shall not be the continuing or surviving corporation or entity of such consolidation or merger or (ii) transfers all or substantially all of its properties and assets to any person in a single transaction or a series of transactions, then, and in each such case, the Parent shall make or cause to be made proper provision so that the successors or transferees of the Company or the Surviving Corporation, as the case may be, shall comply in all material respects with the indemnification and insurance provisions provided in the Merger Agreement.

     CANCELLATION OF OPTIONS. Pursuant to the Merger Agreement, the Company agreed that at or immediately prior to the Effective Time, each outstanding option (an "Option") to purchase shares of Common Stock of the Company pursuant to the Company's 1989 Amended and Restated Stock Option Plan (the "Stock Option Plan"), the Company's 1992 Equity Incentive Plan (the "Equity Incentive Plan") or otherwise (collectively, the "Stock Plans"), whether or not then exercisable, shall be cancelled by the Company, and each holder of a cancelled Option shall have the right to receive at the Effective Time from the Company, in consideration for the cancellation of such Option (i) in the case of Options that are "in the money", an amount in cash equal to the product of (A) the number of Shares previously subject to such Option and (B) the excess, if any, of the Merger Consideration over the exercise price per Share previously subject to such Option and (ii) in the case of Options that are not "in the money", an amount of cash set forth on the Schedule of Option Payments authorized and approved by the Compensation Committee of the Board.

     (b) Pursuant to the Merger Agreement, the Company has agreed to terminate all Stock Plans as of the Effective Time, and the Company shall ensure that following the Effective Time no holder of an Option or any participant in any Stock Plans shall have any right thereunder to acquire any capital stock of the Company, Parent or the Surviving Corporation.

     REPRESENTATIONS AND WARRANTIES. The Merger Agreement contains customary representations and warranties with respect to the Company, including, but not limited to, (i) the Company's organization and capitalization, (ii) that the Board of Directors of the Company has approved the Merger Agreement and the transactions contemplated thereby (including the Offer and the Merger) so as to render the prohibitions of

Section 912 of the NYBCL to be inapplicable to the Merger Agreement and the transactions contemplated thereby, (iii) relating to required consents, approvals and governmental filings (iv) the accuracy of the Company's documents and reports filed with the SEC, the Company's financial statements and financial condition, (v) the absence of certain changes or events which, in the reasonable opinion of the Company, are likely, individually or in the aggregate, to have a Material Adverse Effect or adversely affect the ability of the Company to consummate the transactions contemplated by the Merger Agreement, (vi) the absence of certain litigation, (vii) the Company's employee benefit plans, (vii) real property matters, (viii) tax matters, (ix) environmental matters, and (x) intellectual property matters.

     In the Merger Agreement, Parent and the Purchaser have made customary representations and warranties, including without limitation, relating to their respective corporate organization, authority to execute, deliver and perform the Merger Agreement, and that Parent has or will have and will make available to the Purchaser or the Paying Agent, as applicable, sufficient funds in sufficient time to consummate the Offer and the Merger in accordance with the terms of the Merger Agreement.

     CONDITIONS TO MERGER. The respective obligations of each party to the Merger Agreement to effect the Merger are subject to the satisfaction at or prior to the Effective Time of the following conditions: (a) the Purchaser shall have accepted for payment, and paid for, Shares validly tendered and not withdrawn pursuant to the Offer representing (together with Shares otherwise owned by Parent or the Purchaser) not less than 50.1% of the then outstanding Shares; (b) the Merger Agreement and the Merger shall have been approved and adopted by the requisite vote or consent, if any, of the shareholders of the Company required by the NYBCL; and (c) no order, statute, rule, regulation, execution order, stay, decree, judgment, or injunction shall have been enacted, entered issued, promulgated or enforced by any court or governmental authority which prohibits or restricts the consummator of the Merger. The Merger Agreement provides that the obligations of Parent and the Purchaser to effect the Merger shall be further subject to satisfaction of the condition, unless waived by Parent, that all outstanding Options shall have been surrendered prior to or simultaneously with the Effective Time.

     TERMINATION. The Merger Agreement may be terminated and the Offer and the Merger may be abandoned at any time prior to the Effective Time, whether prior to or after approval of the Merger by the shareholders of the Company, if required:

          (a) by mutual written consent of Parent, the Purchaser and the Company;

          (b) by the Company if: (i) the Purchaser shall fail to commerce the Offer within five Business Days of the public announcement thereof unless the failure to commence the Offer shall be due to (A) the failure of the Company (or any of its subsidiaries) to perform in any material respect any of its obligations under the Merger Agreement then required to be performed or (B) any occurrence or circumstance which would result in the failure of any condition to the Offer set forth in the Merger Agreement; (ii) the Purchaser shall have (A) terminated the Offer, (B) allowed the Offer to expire without the purchase of any Shares thereunder in accordance with the terms of the Merger Agreement, or (C) failed to accept Shares for payment pursuant to the Offer on or prior to October 22, 1997 unless (I) such termination or expiration or failure shall be due to the failure of any condition set forth in (i) subsections (iv), (vii), (viii) or (ix) of this paragraph (with respect to any consent or approval required to be obtained by the Company) of Annex A of the Merger Agreement or paragraph (ii) of Annex A (otherwise than in circumstances that would entitle the Company to terminate the Merger Agreement pursuant to Section 9.01(d) of the Merger Agreement or (2) paragraph (i) of Annex A, unless the Purchaser shall have failed to accept Shares for payment on or prior to October 31, 1997 or (II) the provisions of the proviso in Section 9.03(a) of the Merger Agreement are applicable, unless the Purchaser shall have failed to accept Shares for payment on or prior to October 31, 1997; (iii) prior to the purchase of Shares pursuant to the Offer, the Purchaser shall have breached or failed to perform in any material respect any of its obligations under the Merger Agreement which is required to be performed at such time and such breach or failure materially delays consummation of the Offer, or materially and adversely affects the ability of the Purchaser and Parent to consummate the Offer and the Merger on substantially the terms set forth in the Merger Agreement; (iv) if the representations and warranties of the Purchaser set forth in the Merger Agreement are not true and correct in all material respects at any time prior to the expiration of termination of the Offer (except as to those representations and warranties which are made as of a specified date, which shall be true and correct as of such date) and such failure materially delays consummation of the Offer, or materially and adversely affects the ability of the Purchaser and Parent to consummate the Offer and the Merger on substantially the terms set forth in the Merger Agreement; (v) prior to the purchase of Shares pursuant to the Offer, a corporation, partnership, person or other entity or group (each a "Person") shall have made a Superior Proposal and the Board, after duly considering advice written or otherwise of the Company's outside counsel and financial advisors, determines in good faith that it would be consistent with its fiduciary responsibilities to approve or recommend such Superior Proposal provided that such termination shall not be effective until payment of the Termination Fee and Expenses in the manner required by the Merger Agreement; or (vi) the Minimum Condition is not satisfied or waived as permitted by the Merger Agreement upon final expiration of the Offer.

          (c) by Parent and the Purchaser if (i) due to any occurrence or circumstances which would result in a failure to satisfy any of the conditions set forth in Annex A to the Merger Agreement, the Purchaser shall have failed to commence the Offer within five Business Days of the public announcement thereof; (ii) as a result of a failure to satisfy any of the conditions set forth in Annex A to the Merger Agreement, the Purchaser shall have (A) terminated the Offer or (B) failed to accept Shares for payment pursuant to the Offer on or prior to October 22, 1997;
     (iii) the Effective Time shall not have occurred on or prior to November 30, 1997, due to a failure of the Company obtaining the requisite Shareholder approval for the Merger or the cancellation of options pursuant to the Merger Agreement or an intervening law or statute. Otherwise than as a result of a breach or default by Parent or the Purchaser hereunder; (iv) the Company shall have breached its obligations regarding solicitation restrictions contained in the Merger Agreement; (v) the Board shall have withdrawn or modified (including by amendment of this Schedule 14D-9), in a manner adverse to the Purchaser, its approval or recommendation of the Offer, this Agreement or the Merger or shall have recommended or approved another tender or exchange offer or Acquisition Proposal (whether or not a Superior Proposal), or shall have adopted any resolution to effect any of the foregoing;

          (d) by Parent and the Purchaser or the Company if any court of competent jurisdiction in the United States or other United States governmental body shall have issued an order, decree or ruling or taken any other action restraining, enjoining or otherwise prohibiting the Merger or the acceptance for payment and payment for the Shares in the Offer and such order, decree, ruling or other action is or shall have become nonappealable.

     In the event of the termination of the Merger Agreement and the abandonment of the Offer and the Merger pursuant to the terms of the Merger Agreement, the Merger Agreement shall forthwith become void and have no effect, without any liability on the part of any party hereto or its affiliates, directors, officers or shareholders, provided that no such termination shall relieve any of the Company, Parent or the Purchaser, as the case may be, from liability for damages arising (a) from any willful or intentional breach of the Merger Agreement or
(b) from certain obligations regarding fees and expenses.

     FEES AND EXPENSES. In accordance with the terms of the Merger Agreement, in the event that : (i) the Company terminates the Merger Agreement due to the acceptance of the board of a Superior Proposal, pursuant to Section 9.01(b)(v) or (ii) prior to the final expiration date ("Expiration Date") of the Offer, (A) an Acquisition Proposal, or interest in or intention to pursue an Acquisition Proposal has been publicly announced or publicly confirmed by any person (other than Parent or the Purchaser) (whether by press release Exchange Act filing or otherwise), and (B) on or prior to the 180th day following the initial expiration date of the Offer (I) the Company enters into any agreement with respect to any Acquisition Proposal or (II) any Acquisition Proposal is commenced by way of tender offer or exchange offer: then, in either such event, the Company shall pay to Parent a fee in the amount of $1,100,000 (the "Termination Fee"), plus Expenses. Notwithstanding the foregoing, no Termination Fee will be payable in the case of clause (ii) above if the Purchaser has not, prior to the Expiration Date, waived the Minimum Condition so as to provide that the minimum number of Shares that must be validly tendered as a condition to the Purchaser's acceptance for payment of Shares pursuant to the Offer, together with the Contributed Shares, shall be no greater than 66 2/3% of the outstanding Shares; provided, however, that in event of such reduction in the Minimum Condition, the Purchaser shall be entitled to extend the Offer from time to time, but in no event beyond October 31, 1997, until Shares validly tendered (and not withdrawn) in the Offer, together with the Contributed Shares, represent at least 90% of the outstanding Shares.

     If (i) the Merger Agreement is terminated by the Purchaser and Parent pursuant to Section 9.01(c)(i) of the Merger Agreement or as a result of the Company's failure to satisfy the condition set forth in paragraph (iv) of Annex A thereto and (ii) the Company's breach of any of its representations and warranties under the Merger Agreement and/or its failure to perform its material obligations, covenants or agreements under the Merger Agreement resulting in the failure to satisfy such condition set forth in paragraph (iv) of Annex A, individually or in the aggregate, has had or is reasonably likely to have a Material Adverse Effect, the Company shall reimburse Parent and Purchaser for all Expenses.

     AMENDMENTS. The Merger Agreement may be amended, modified or supplemented only by written agreement of Parent (for itself and the Purchaser) and the Company at any time prior to the Effective Time with respect to any of the terms contained herein executed by duly authorized officers of the respective parties, except that after the earlier of (a) the purchase by the Purchaser of a majority of the Shares on a fully diluted basis, and (b) the meeting of shareholders to approve the Merger contemplated by the Merger Agreement, the price per Share to be paid pursuant to the Merger Agreement to the holders of Shares shall in no event be decreased and the form of consideration to be received by the holders of such Shares in the Merger shall in no event be altered without the approval of such holders.

     CERTAIN CONDITIONS OF THE OFFER. Pursuant to the Merger Agreement, the Minimum Condition and other conditions to the Offer are as follows:

          Notwithstanding any other provision of the Merger Agreement or the Offer, the Purchaser shall not be required to accept for payment, purchase or pay for any Shares tendered pursuant to the Offer, may postpone the acceptance for payment of and payment for any tendered Shares and may terminate or subject to the terms of the Merger Agreement, amend the Offer if (a) there shall not have been validly tendered to the Purchaser (and not withdrawn) that number of Shares which, when aggregated with the Contributed Shares, represents at least 90% of the Shares outstanding (the "Minimum Condition"); or (b) on or after the date of the Merger Agreement and at or before the time of acceptance for payment of any such Shares (whether or not any Shares have theretofore been accepted for payment or paid for pursuant to the Offer) any of the following shall occur (each of paragraphs (i) through (ix) providing a separate and independent condition to the Purchaser's obligation pursuant to the Offer):

             (i) any waiting period applicable to the Offer and the Merger pursuant to the HSR Act shall not have expired or been terminated; or

             (ii) there shall have been instituted or be pending any action, proceeding, application, claim or counterclaim by any government or governmental authority or agency, domestic or foreign, before any court or governmental regulatory or administrative agency, authority or tribunal, domestic or foreign (a "Claim"), challenging the acquisition by Parent or the Purchaser of the Shares, restraining or prohibiting the making or consummation of the Offer or the Merger or seeking to obtain from Parent or the Purchaser any damages that would result in a Material Adverse Effect if such were assessed against the Company restraining or prohibiting, or limiting in any material respect, the ownership or operation by Parent or the Purchaser of any material portion of the business or assets of the Company or any of its subsidiaries or to compel Parent or the Purchaser to dispose of or forfeit material incidents of control of all or any material portion of the business or assets of the Company or any of its subsidiaries or imposing limitations on the ability of Parent or the Purchaser of effectively to exercise full rights of ownership of the Shares, including without limitation, the right to vote any Shares acquired or owned by Parent or the Purchaser on all matters properly presented, to the Company's shareholders; or seeking to require divestiture by Parent or the Purchaser of any Shares; or

             (iii) there shall be any statute, rule, regulation, judgment, order or injunction, enacted, promulgated, entered, enforced or deemed applicable to the Offer, the Merger or the Merger Agreement, or any other action shall have been taken by any government, governmental authority or court, domestic or foreign,and other than relating to Liquor License Approvals, which are addressed in paragraph (ix) below, other than the routine application to the Offer or the Merger of waiting periods under the HSR Act, that has, or has a substantial likelihood of resulting in, any of the consequences referred to in paragraph (ii) above; or

             (iv) the Company shall have breached or failed to perform in any material respect any of its material obligations, covenants or agreements contained in the Merger Agreement, or any of the representations and warranties of the Company set forth in the Merger Agreement shall not have been true and correct in any material respect when made or, except for any representations and warranties made as of a specific date, shall have ceased to be true and correct in any material respect (or, in the case of representations and warranties that are specifically qualified as to materiality, shall not have been true and correct when made or shall have ceased to be true and correct) and if curable, the Company shall have failed to cure such breach within three
        (3) Business Days after written notice from Purchaser of such failure;
        or

             (v) there shall have occurred (A) (1) any general suspension of trading in, or limitation on prices for, securities on the New York Stock Exchange, Inc, any other national securities exchange or NASDAQ,
        (2) the declaration of a banking moratorium or any mandatory suspension of payments in respect of banks in the United States (3) the commencement of or escalation of a war, armed hostilities or other international or national calamity directly or indirectly involving the Untied States, (4) in the case of any of the foregoing existing on August 29, 1997, a material acceleration or worsening thereof, and (B) such occurrence has a Material Adverse Effect; or

             (vi) the Merger Agreement shall have been terminated in accordance with its terms; or

             (vii) the Company's Board of Directors shall have withdrawn or modified (including by amendment of the Schedule 14D-9) its approval or recommendation of the Offer, the Merger Agreement or the Merger or shall have approved or recommended any other tender or exchange offer or Acquisition Proposal, which, in the sole judgment of Parent in any such case, and regardless of the circumstances (including any action or omission by Parent) giving rise to such condition, makes it inadvisable to proceed with such acceptance for payment, except where as a result of the Company's receipt of an unsolicited Acquisition Proposal from, or commencement of an unsolicited tender or exchange offer by, a third party (A) the Company issues to its shareholders a communication that contains only the statements permitted by Rule 14d-9(e) under the Exchange Act (and does not otherwise withdraw, modify or amend its approval or recommendation of the Offer, the Merger or the Merger Agreement) and (B) within five Business Days of issuing such communication the Company publicly reconfirms its approval and recommendation of the Offer the Merger and the Merger Agreement; or

             (viii) either (A) any change or development, outside of the ordinary course of business consistent with past practice of the Company, not disclosed in the Company Disclosure Letter shall have occurred in the financial condition, assets, capitalization, prospects, shareholders' equity, licenses, permits, business or results of operations of the Company and its subsidiaries which in the reasonable judgment of the Purchaser is or is likely, individually or in the aggregate, to be materially adverse to the Company or any of its subsidiaries taken as a whole, or the Purchaser shall become aware of any fact (including, but not limited to, any such change or development) which is likely to have materially adverse significance with respect to the Company and its subsidiaries taken as a whole; provided, however, that no change, development or fact shall be deemed to be materially adverse for the purpose of this clause (A) unless, individually or when combined with all other changes, developments or facts, it is, in the reasonable judgment of the Purchaser, likely to result in losses (after taking into account any amounts recovered or insurance proceeds receivable by the Company in compensation for such losses) in excess of $4,500,000, or (B) the average gross sales of the Company as reported by the Company in any 21 day period after the date of the Merger Agreement shall be less than $3,000,000 per week; or

             (ix) the Company and/or the Purchaser shall not have obtained (1) any Liquor License Approval required to be obtained prior to Parent's and the Purchaser's obtaining control of the Company through the Purchaser's acceptance for payment of Shares pursuant to the Offer (or Parent and the Purchaser shall not have made arrangements reasonably satisfactory to them to allow any Liquor License subject to any such Liquor License Approval to continue in full force and effect following consummation of the Offer and the Merger pending receipt of such Liquor License Approval), other than any Liquor License Approvals with respect to Liquor Licenses that, individually or in the aggregate, cover restaurant operations (I) generating, individually or in the aggregate, for the three months ended June 30, 1997, average weekly gross food and beverage revenue of less than $300,000 and (II) with average profit after controllables in any 21 day period after the date of the Merger Agreement which, when deducted from the average profit after controllables of the Company in the same 21 day period, would not result in such average profit after controllables of the Company totaling less than $540,000 per week, or (2) any consent or approval which is legally required to be obtained prior to consummation of the Offer and the Merger and was not disclosed in the Company Disclosure Letter which, if not obtained would, individually or in the aggregate, have a Material Adverse Effect, or (B) Parent and the Purchaser shall not have obtained continuing assurances from the appropriate authority in any of the Commonwealth of Massachusetts, State of New York or State of Ohio, or otherwise made arrangements with such authority, satisfactory to Parent and the Purchaser in their sole discretion, that there is no legal impediment to their obtaining control of the Company under such Commonwealth's or State's tied-house statute.

                             SHAREHOLDER AGREEMENT

     The following is a summary of the Shareholder Agreement (the "Shareholder Agreement"), dated as of August 29, 1997, between the Purchaser, Parent, and each of Christian R. Guntner and David T. DiPasquale. Parent and the Purchaser have required Christian R. Guntner and David T. DiPasquale (collectively, the "Significant Shareholders") to enter into the Shareholder Agreement as a condition to their entering into the Merger Agreement. Defined Terms used below and not defined herein have the respective meanings assigned to them in the Merger Agreement. Such summary is qualified in its entirety by reference to the Shareholder Agreement, a copy of which is filed as Exhibit 5 hereto and is incorporated herein by reference.

     Pursuant to the Shareholder Agreement, each Significant Shareholder has agreed to validly tender all of the shares of Common Stock beneficially owned by them or which may subsequently be acquired by them after the date of the Shareholder Agreement and prior to the termination of the Offer. In addition, each of the Significant Shareholders agreed that, during the term of the Shareholder Agreement, at any meeting of the shareholders of the Company, they shall (a) vote their respective shares of the Common Stock in favor of the Merger; (b) vote their respective shares of Common Stock against any action or agreement that would result in a breach in any material respect of any covenant, representation or warranty or any other obligation or agreement of the Company under the Merger Agreement and (c) vote their respective shares of Common Stock against any action or agreement that would impede, interfere with, delay, postpone or attempt to discourage the Merger or the Offer.

     The Shareholder Agreement and the obligations of each of the Significant Shareholder to tender his shares of Common Stock shall terminate on the earlier of the (a) consummation of the purchase of such shares or (b) the termination of the Merger Agreement in accordance with its terms.

     In addition, each Significant Shareholders agreed, while the Shareholder Agreement is in effect, except as contemplated thereby, not to (i) sell, transfer, pledge, encumber, assign or otherwise dispose of, or enter into any contract, option or other arrangement or understanding with respect to the sale, transfer pledge, encumbrance, assignment or other disposition of, any of their respective shares of Common Stock (ii) grant any proxies, deposit any shares of Common Stock into a voting trust or enter into a voting agreement with respect to any such shares or (iii) take any action that would make any representation or warranty of such

Significant Shareholders contained in the Shareholder Agreement untrue or incorrect or have the effect of preventing or disabling such Significant Shareholders from performing his obligations under the Shareholder Agreement.

     Reference is hereby made to the information contained in Annex I under the heading "EXECUTIVE COMPENSATION" for a description of certain arrangements relating to the occurrence of a "Change in Control" of the Company and the Amendment dated August 29, 1997 to the Employment Agreement between the Company and Daniel R. Scoggin, and by such reference, such information is incorporated herein as though fully set forth herein.

     THE BANK STANDSTILL AGREEMENT. The following is a summary of the Bank Standstill Agreement (as defined below). Such summary is qualified in its entirety by reference to the Bank Standstill Agreement, a copy of which is filed as Exhibit 6 hereto and is incorporated herein by reference.

     The Company currently is a guarantor under an Amended and Restated Credit Agreement (as amended, the "Existing Credit Agreement"), dated as of September 12, 1996, among its direct and indirect subsidiaries The Ground Round, Inc. ("GRI"), and GR of Minn., Inc. (together with GRI, the "Borrowers"), each of the financial institutions party thereto (the "Lenders"), The Bank of New York, as agent for the Lenders (the "Agent"), and The Chase Manhattan Bank, as co-agent for the Lenders. In connection with and as a condition to Parent and the Purchaser's execution of the Merger Agreement, the Lenders have agreed, pursuant to a letter agreement (the "Bank Standstill Agreement"), dated as of August 29, 1997, among the parties to the Existing Credit Agreement, to waive the Borrowers' and their subsidiary guarantors' compliance with the EBITDA maintenance covenant contained in the Existing Credit Agreement for the fiscal months ended July, August and September, 1997. Pursuant to the Bank Standstill Agreement, the Borrowers (i) have deposited into an interest-bearing account (the "Account") (a) $235,000, representing accrued and unpaid interest on the term loans under the Existing Credit Agreement and (b) $50,000, representing the net cash proceeds from the sale of one of the Borrower's Liquor Licenses and
(ii) will deposit into the Account (a) certain insurance proceeds and (b) an amount equal to interest on the term loans under the Existing Credit Agreement which became and will become due and payable on August 23, 1997 and September 30, 1997. The Borrowers will be permitted to withdraw such funds from the Account, so long as, among other things, (i) on the date of each withdrawal (a) the Borrowers shall have demonstrated to the Agent that a cash deficiency exists in their business and that such funds will be used in the ordinary course of their business and (b) no default or event of default under the Existing Credit Agreement shall have occurred and be continuing (other than events of default occurring prior to the date of the Bank Standstill Agreement and disclosed in writing to the Agent), (ii) neither the Purchaser nor the Company shall have announced that the Offer has been terminated and (iii) the Borrowers shall have retained Zolpho Cooper, LLC or such other firm mutually satisfactory to the Borrowers, the Agent and the Lenders under the Existing Credit Agreement to assist the Company by analyzing the Company's cash, operating and financial plans, actions and results and to report its observations and any issues that are identified which could potentially impact the Company's strategic and financial restructuring initiatives. In consideration for executing the Bank Standstill Agreement, the Borrowers have agreed that, so long as the Bank Standstill Agreement is in effect, (x) each Eurodollar Rate Loan (as defined in the Existing Credit Agreement) will convert automatically, on the last day of the then-existing interest period therefor, into an Alternate Base Rate Loan (as defined in the Existing Credit Agreement) and (y) the obligation of the Lenders to make, or convert term loans into, Eurodollar Rate Loans, shall be suspended.

     THE BANK LETTER OF INTENT. The consummation of the Offer would constitute an event of default under the Existing Credit Agreement. Pursuant to a letter of intent, dated August 29, 1997 among the parties to the Existing Credit Agreement, in connection with the execution of the Merger Agreement, each of the parties to the Existing Credit Agreement has agreed, subject to certain conditions, to proceed in good faith to amend the Existing Credit Agreement (as amended, the "New Credit Agreement") upon consummation of the Offer and the Merger, and which requires, among other things, that the Parent will make an equity infusion for working capital purposes of not less than $7,500,000.

     PROPOSED SALE AND LEASEBACK TRANSACTION. In connection with the efforts of the Company to transact a sale-leaseback of at least 18 fee properties (the "Sales Leaseback Transaction"), the Company has with the assistance of Jones Lang Wooton, U.S.A. (as Broker) entered into negotiations with CNL Fund Advisors, Inc. ("CNL") of Orlando, Florida to sell up to 20 fee properties owned by the Company. The Company is currently negotiating the terms of a commitment letter relating to such Sales Leaseback Transaction containing the following material terms: (i) CNL agreeing to enter into a sale-leaseback transaction with the Company for a purchase price not to exceed Twenty Million Dollars ($20,000,000), plus certain transactional costs, for properties to be operated as Ground Round, Gold Fork or other entities of the Company by September 30, 1997, (ii) that up to Two Million Dollars ($2,000,000) of the sale plus costs is to be funded upon the renovation or rebuilding of either or both of the fire damaged properties located in Coon Rapids, Minnesota and Bridgeton, Missouri by September 4, 1998 and (iii) a minimum condition to the transaction that at least fifteen (15) properties are accepted for purchase following environmental, appraisal and title due diligence. There can be no assurance that such commitment letter or the Sale-leaseback Transaction will be entered into or consummated.

ITEM 4.  THE SOLICITATION OR RECOMMENDATION.

     (a) The Board of Directors of the Company (the "Board") has unanimously approved the Offer and the Merger Agreement and the transactions contemplated thereby and determined that the Offer and the Merger are fair to, and in the best interests of, the shareholders of the Company. The Board of Directors unanimously recommends that all shareholders accept the Offer and tender their Shares pursuant to the Offer.

     (b) The Company has not been successful in consummating a transaction to raise investment funds for working capital and refurbishment purposes. Since August 1994, USI, the Company's principal shareholder until July 9, 1997, was seeking to sell its approximately 33% interest in the Company and in 1996 had caused the Company to register its Shares under the Securities Act of 1933 in accordance with certain registration rights granted to USI with a view to selling them in the market.

     On May 27, 1997, Boston Ventures sent a letter to the Board offering to purchase 549,000 Shares of the Company's common stock from USI upon the conditions that (a) the Company allow Boston Ventures an exclusive period of three weeks to conduct a due diligence review of the Company and (b) the parties enter a confidentiality agreement precluding the Company from disclosing the purchase of the USI Shares or Boston Ventures' interest in acquiring the Company. On May 28, 1997 the Board authorized Boston Ventures to conduct a due diligence investigation, subject to execution of a confidentiality agreement for a three week exclusive period.

     On June 3, 1997, the Company and Boston Ventures executed a confidentiality agreement containing customary confidentiality and stand still provisions and USI sold an aggregate of 540,000 Shares of the Company's common stock to an affiliate of Boston Ventures and Mr. Thomas J. Russo at a price of $1.25 per share. Mr. Russo had served as President of Howard Johnson's Restaurants and Motor Lodge Group, including the Ground Round restaurants and as a director of the Company from 1991 to 1995. On June 3, Boston Ventures commenced its due diligence investigation of the Company. Subsequently, the 540,000 shares and 14,900 shares previously purchased by Mr. Russo's spouse were transferred to Parent.

     On June 26, 1997, at the request of Boston Ventures, after consideration by the Board, the exclusivity period for Boston Ventures to complete its due diligence was extended to July 1.

     On July 1, 1997, the Company received a letter from Boston Ventures, which expressed an interest in pursuing an acquisition of all the outstanding stock of the Company for a premium to the then current market price of the Shares, subject to the execution of a definitive agreement and numerous other conditions. On July 2, 1997 the Board met to consider Boston Ventures' letter and concluded that the letter failed to make a firm financial offer and the numerous conditions to which any such offer would be subject were unacceptable, but that representatives of the Company would be willing to meet with representatives of Boston Ventures after the July 4th holiday, on a non-exclusive basis, to continue discussions with respect to a possible transaction.

     On July 9, 1997, USI sold all its remaining 3,092,100 Shares to two investors, David DiPasquale and Christian R. Guntner, who prior to that day had been executives of USI, for an aggregate cash purchase price of $4.08 million. See Item 6 below. On July 10, 1997 at a meeting of the Board, Mr. DiPasquale was elected as a director. During the Board meeting, the Board reviewed a letter received by the Company earlier that day from Boston Ventures which recited its interest in continuing negotiations with respect to an acquisition of all outstanding Shares at a price of approximately $1.65 per Share, subject to certain conditions set forth in their letter of July 1, 1997. In addition, the letter stated Boston Ventures willingness to make an additional equity investment in the Company following such acquisition, and also stated that, if the Board was not interested in a sale of the Company at that time, Boston Ventures would be prepared to negotiate the purchase of newly issued equity, alone or in combination with a purchase of the Shares owned by Messrs. Guntner and DiPasquale, in a transaction resulting in Boston Ventures obtaining voting control of the Company. Messrs. Guntner and DiPasquale indicated that they had no interest in selling their Shares except in conjunction with an offer for all of the Company's outstanding Shares. The Board concluded that although the letter lacked a firm price and was subject to numerous conditions, and therefore did not constitute a firm offer, it was nonetheless worth further consideration by the Company. The Board then discussed the growing concerns of the Company's Lenders regarding the Company's liquidity and compliance with its obligations under the Existing Credit Agreement. To address these matters, the Board designated the following two committees of the Board of Directors: (i) the "Special Committee" was empowered to review, negotiate and make recommendations to the Board with respect to investment and acquisition proposals ("Investment Proposals") including an Investment Proposal from Boston Ventures and (ii) the "Banking Committee" was empowered to negotiate and make recommendations to the Board concerning revisions to the Existing Credit Agreement and other financial accommodations with the Lenders. Messrs. Guntner, Alan D. Weingarten and Fred H. (Fritz) Beaumont, Jr., comprised the Special Committee with Mr. Guntner serving as chairman. Messrs. DiPasquale, Scoggin and Guntner comprised the Banking Committee, with Mr. DiPasquale serving as chairman. The full Board of Directors retained the exclusive authority to enter into any transaction or agreement on behalf of the Company recommended by either Committee.

     Later on July 10, 1997, a representative of the Lenders called Mr. DiPasquale, as chairman of the Banking Committee, urging that members of the Board meet with Boston Ventures as soon as possible. A meeting was arranged that evening for the following morning July 11, 1997 between representatives of Boston Ventures, Messrs. Guntner and DiPasquale, as representatives of the Board, and their respective counsel.

     At that meeting, Boston Ventures proposed a possible acquisition of all of the outstanding Shares, or, in the alternative, a sale by Messrs. Guntner and DiPasquale of their Shares in the Company, together with an investment by Boston Ventures in newly issued equity of the Company. Messrs. Guntner and DiPasquale indicated they would not discuss a sale of their Shares except in conjunction with an acquisition of all outstanding Shares by merger or otherwise. During lengthy discussions concerning the structure and conditions of any proposal it might make, Boston Ventures indicated that any proposal it might make would be at a price of $1.65 per Share, which price was not negotiable, and in response to a request by Messrs. Guntner and DiPasquale, that it would not fund any working capital requirements of the Company pending consummation of a transaction by Boston Ventures. Following the meeting, Mr. Guntner requested that Mr. Scoggin, as Chairman of the Board of Directors, call a meeting of the Board to discuss the results of the meeting with Boston Ventures.

     On July 16, 1997 a meeting of the Board was held to hear a report on the Company's financial condition from Stephen Kiel, the Company's Chief Financial Officer, and to discuss Boston Ventures Investment Proposal. During the meeting the Board considered concerns that had been raised by the Company's Lenders with respect to the Company's liquidity and its ability to meet its obligations under the Existing Credit Agreement. In addition, the Board discussed the suggestion of the Lenders that they would be willing to enter into a credit support agreement (the "Bank Standstill Agreement") if the Company entered into the definitive merger agreement with Boston Ventures. Although the Board did not accept the price of $1.65 contemplated by Boston Ventures, the Board directed the Special Committee to continue negotiations with Boston Ventures and retained Rothschild Inc. ("Rothschild") to act as financial advisor to the Special Committee and the Company for the purpose of rendering an opinion to the Board, as to whether the terms of the transaction contemplated by the Merger Agreement are fair, from a financial standpoint, to the shareholders of the Company.

     On July 22, 1997 the Board met to review the status of the on-going negotiations with Boston Ventures and the Company's financial condition, as well as the Company's strategic and financial options, including a proposed Sale and Leaseback Transaction of up to 20 Company owned restaurants. See Item 3(b) above. Mr. Guntner advised the Board that following a review of the Company's short-term cash flow projections, the Lenders sought a commitment from Mr. Guntner, which request was supported by Boston Ventures, for a $1,000,000 letter of credit to enhance the Company's liquidity. Mr. Guntner advised the Board that he had declined to provide such unilateral credit support to the Company and expressed his belief that such request had irreparably compromised his ability to effectively serve as a member of the Special Committee. He thereupon resigned from the Special Committee. The Board then elected Mr. DiPasquale to replace Mr. Guntner as a member of the Special Committee. As a result of the Board's interest in considering a sale of the entire Company, on July 23, 1997, Boston Ventures' counsel delivered the initial draft of the merger agreement to the Company and its counsel. Counsel for the respective parties met on July 25 and 29, 1997 to discuss points of principle of the merger agreement, after which a revised draft was circulated.

     On July 28, 1997, a meeting of the Special Committee was held to discuss the principal points of the initial draft of the merger agreement with counsel. At the meeting, Rothschild delivered a preliminary presentation to the Special Committee regarding the Company and the proposed transaction with Boston Ventures.

     During the week of August 3, 1997, the Special Committee and counsel engaged in intensive negotiations with representatives of Boston Ventures and its counsel regarding the terms and conditions of the merger agreement. Boston Ventures also engaged in negotiations with Mr. Scoggin with respect to a proposed amendment to his employment agreement to clarify the terms of the restrictive covenant upon a change of control (see Annex I) and with Messrs. Guntner and DiPasquale with respect to the terms of a Shareholder Agreement. See
Item 3 -- Shareholder Agreement. Execution of such agreements were conditions of Boston Ventures to its entering into a merger agreement.

     On August 7, 1997, the Board met to review the terms of the current drafts of the Merger Agreement, the Shareholder Agreement, the Amendment to Mr. Scoggin's Employment Agreement, the Bank Standstill Agreement and related bank documents and to receive Rothschild's analysis of the Investment Proposal. Following a detailed presentation by Rothschild with respect to its evaluation of the Investment Proposal being negotiated with Boston Ventures. Rothschild orally confirmed to the Board that the proposed offer of $1.65 per Share was fair from a financial point of view to the Company's shareholders, subject to confirmation of the final terms and conditions of the Merger Agreement being negotiated. The Board then engaged in a lengthy discussion concerning the terms and conditions of the draft merger agreement. Following such discussion the Board directed the Special Committee to resolve certain outstanding issues, including Boston Ventures' proposed condition to the transaction that certain liquor license approvals be obtained. Pending resolution of those issues, the Board adjourned its meeting to be reconvened on August 8, 1997.

     On August 8, 1997, immediately prior to reconvening the Board meeting, Company counsel was advised by representatives of Boston Ventures, that it was not willing to proceed with an acquisition until Boston Ventures resolved its concern over the possible applicability of certain "tied-house" statutes to the proposed transaction as described in Section 16 of the Offer to Purchase. The Board thereupon reconvened its meeting, was apprised of such development and adjourned without taking further action with respect to the proposed merger agreement.

     During the ensuing three weeks, Boston Ventures periodically advised the Special Committee and Company counsel as to its progress in resolving its concerns over the tied-house statutes and in obtaining requisite liquor license approvals. During this time, the parties and their counsel continued to negotiate the remaining open terms of the merger agreement and discuss with the Lenders a possible extension of the expiration date of the proposed Bank Standstill Agreement from September 30, 1997 to October 22, 1997. The

Company, Boston Ventures and Mr. Scoggins continued their negotiations to finalize the Amendment to Mr. Scoggins' Employment Agreement.

     On August 25, 1997 and August 27, 1997 the Special Committee met to hear reports by Company counsel as to the status of Boston Ventures' progress in resolving the tied-house issues and as to the status of the negotiations of the remaining issues concerning the merger agreement. In addition, Company counsel provided the Special Committee with an update of the status of discussion with the Lenders concerning certain revisions to and the extension of the term of the draft Bank Standstill Agreement. From August 27, 1997 through August 29, 1997, counsel to the Company and Boston Ventures engaged in intensive negotiations regarding the final unresolved issues concerning the Merger Agreement, including the tied-house statutes.

     On August 29, 1997, Boston Ventures notified the Company and its counsel that it was prepared to enter into a Merger Agreement, subject to approval of the Merger Agreement by the Board.

     On August 29, 1997, the Special Committee met and, after receiving the opinion of Rothschild that the offer price of $1.65 per Share pursuant to the Merger Agreement was fair to shareholders from a financial point of view, recommended to the Board that the Offer and the Merger Agreement be approved. The Compensation Committee thereupon approved the Amendment to Mr. Scoggin's Employment Agreement. The Board of Directors then convened to consider the recommendation of the Special Committee and to review the written fairness opinion from Rothschild. After extensive discussion of the terms of the Offer and Merger contemplated by the Merger Agreement involving the Company's legal and financial advisors, the Board unanimously approved the Offer and the Merger and determined that they are fair to, and in the best interest of, the Company and its shareholders. The Board thereupon authorized the execution and delivery of the Merger Agreement and approved the Shareholder Agreement (Messrs. Guntner and DiPasquale abstaining), the Bank Standstill Agrement and related documents, and ratified the Amendment to Mr. Scoggin's Employment Agreement (Mr. Scoggin abstaining). The Board unanimously voted to recommend that shareholders accept the Offer and tender their shares pursuant to the Offer. Following such actions, the Merger Agreement, the Bank Standstill Agreement, and the Amendment to Mr. Scoggin's Employment Agreement were executed and delivered by the parties thereto. A public announcement regarding the Merger Agreement was made on Tuesday, September 2, 1997 prior to the opening of NASDAQ Stock Market.

     In making the determinations and recommendations set forth in Item 4(a) above, the Board considered a number of factors, including, without limitations, the following:

          (i) The terms and conditions of the Offer and the Merger Agreement.

          (ii) Presentations by management at Board meetings and Board committee meetings held on and before August 29, 1997 and the knowledge of the Board of Directors with respect to the financial condition, results of operations, business and prospects of the Company and limited alternative strategic transactions.

          (iii) Since August 1994, when the Company announced it had entered into a definitive merger agreement to be acquired by a new company formed by the then management and 399 Ventures, Inc., a venture capital company, which agreement was subsequently terminated by the potential purchaser due to lack of financing, the Company has been unsuccessful in consumating a transaction to raise investment funds for working capital and investment capital needed to refurbish and upgrade the Company's restaurants in order to enable the Company to remain viable in the highly competitive mid-price family restaurant market. Despite such efforts of Company management, no person has made a cash offer for the whole Company on terms superior to those contained in the Offer, nor has the Company been able to consummate a significant investment transaction.

          (iv) The Offer price of $1.65 net in cash for each of the Company's Shares constitutes an approximate 10% premium to the closing market price for the Company's Shares on the NASDAQ Stock Market on August 29, 1997, the date the Merger Agreement was approved by the Company's Board of Directors.

          (v) The recent historical market prices for the Shares.

          (vi) The presentations of Rothschild at the Special Committee meeting on July 28, 1997 and at each of the August 7, 1997 and the August 29, 1997 Board meetings of the Company and the written opinion of Rothschild, delivered to the Board at a meeting held on August 29, 1997 that, as of the date of such opinion and based upon factors set forth therein, the consideration of $1.65 per share net in cash to be received by the Company's shareholders pursuant to the Offer and the Merger is fair, from a financial point of view, to such shareholders. The full text of such opinion, dated August 29, 1997, which sets forth the assumptions made, the matters considered and the limitations on the review undertaken by Rothschild, is attached as an Exhibit hereto and is incorporated herein by reference. Such opinion should be read carefully in its entirety by shareholders in conjunction with the foregoing matters.

          (vii) The agreement of the Lenders to enter into the Bank Standstill Agreement only upon the Company's execution of the Merger Agreement, thereby providing the Company with additional liquidity through October 22, 1997 subject to certain conditions and waiving certain financial covenants under the Existing Credit Agreement for the months of July, August and September.

          (viii) That under the terms of the Merger Agreement the Board is not prohibited from (a) furnishing information in response to certain unsolicited requests, and (b) considering, negotiating or participating in discussions regarding an unsolicited bonafide written Acquisition Proposal (as defined in the Merger Agreement), and upon advice of outside counsel that it would be consistent with the Board's fiduciary responsibility to approve or recommend a Superior Proposal, the Board may terminate the Merger Agreement upon payment of fees and expenses to the Parent.

          (ix) Under the terms of the Shareholder Agreement, the Significant Shareholders, who collectively own approximately 28% of the outstanding Shares, may terminate such Shareholder Agreement if the Board of Directors of the Company exercises its fiduciary responsibility and terminates the Merger Agreement in order to recommend a Superior Proposal.

     The Board did not assign relative weights to the foregoing factors or determine that any factor was of particular importance. Rather, the Board of Directors viewed its position and recommendations as being based on the totality of the information presented to and considered by it.

ITEM 5.  PERSONS RETAINED, EMPLOYED OR TO BE COMPENSATED.

     Pursuant to the terms of an Engagement Letter (the "Rothschild Engagement Letter"), dated as of July 14, 1997, between Rothschild and the Company, the Company has retained Rothschild to render financial advisory services to the Company for the purpose of rendering a written opinion (the "Opinion"), addressed to the Board, as to whether the terms of the transaction contemplated by the Merger Agreement are fair, from a financial standpoint, to the shareholders of the Company. Pursuant to the terms of the Rothschild Engagement Letter, the Company agreed to pay Rothschild cash fees of (a) $25,000, payable upon the Company's execution of the Rothschild Engagement Letter, and (b) $175,000, payable upon Rothschild's delivery of the Opinion to the Company.

     The Company has also agreed to reimburse Rothschild for all of Rothschild's reasonable out-of-pocket expenses incurred in connection with its engagement thereunder, including, but not limited to, all travel, telephone, computer-related data retrieval and courier expenses and all reasonable fees and expenses of Rothschild's counsel. Rothschild agreed that it shall, for no additional fee, make appropriate personnel available at reasonable times to testify in proceedings (including depositions) in respect of which the Company is a party and relating to the provision of Rothchild's services provided thereunder.

     The Company agreed to indemnify Rothschild and to hold it harmless against any losses, claims, damages or liabilities to which Rothschild may become subject rising in any matter or in connection with Rothschild's rendering of services under the Engagement Letter, subject to the provisions as more fully described in the Indemnity Agreement attached to the Rothschild Engagement Letter.

     Except as set forth above, neither the Company nor any person acting on its behalf has employed, retained or compensated any person to make solicitations or recommendations to shareholders with respect to the Offer or the Merger.

ITEM 6.  RECENT TRANSACTIONS AND INTENT WITH RESPECT TO SECURITIES.

     (a) Except as set forth below, there have been no transactions in Shares which were effected during the past sixty (60) days by the Company, or to the best knowledge of the Company, by any executive officer, director, affiliate or subsidiary of the Company.

     On June 3, 1997, JUSI Holdings, Inc. ("JUSI"), an indirect wholly-owned subsidiary of U.S. Industries, Inc. ("USI"), sold 540,000 shares for $1.25 per share in negotiated transactions effected on NASDAQ to Boston Ventures, Inc., an affiliate of Parent and Purchaser.

     On July 9, 1997, JUSI sold 1,892,100 shares to Mr. Christian R. Guntner at $1.32 per share for an aggregate purchase price of $2,497,572 and 1,200,000 shares to Mr. David T. DiPasquale at $1.32 per share for an aggregate purchase price of $1,584,000, pursuant to a Stock Purchase Agreement (the "Stock Purchase Agreement"), dated July 9, 1997, among JUSI, USI, Christian R. Guntner and David
T. DiPasquale. The Stock Purchase Agreement provides, among other things, that if, within one year of the date of the Stock Purchase Agreement, Messrs. Guntner or DiPasquale sell, transfer or assign (collectively, a "Sale") any shares of Common Stock, Messrs. Guntner or DiPasquale, as the case may be, shall pay to JUSI (i) 100% of the profit if the Sale occurs within 90 days of the date of the Stock Purchase Agreement, (ii) 50% of the profit if the Sale occurs within 91 to 270 days of the date of the Stock Purchase Agreement and (iii) 25% of the profit if the Sale occurs within 271 to 365 days of the date of the Stock Purchase Agreement; provided that no profit need be paid to JUSI for certain Sales of up to 309,210 shares after the 90th day.

     (b) To the best knowledge of the Company, all of its executive officers, directors, affiliates or subsidiaries presently intend to tender all Shares to Parent pursuant to the Offer, which are owned beneficially by such persons, subject to and consistent with any fiduciary obligations in the case of Shares held by fiduciaries. In addition, Messrs. Guntner and DiPasquale entered into the Shareholder Agreement, which is described in Item 3 above.

ITEM 7.  CERTAIN NEGOTIATIONS AND TRANSACTIONS BY THE SUBJECT COMPANY.

     (a) Except as set forth above in Item 3 or in Item 4(b) above, or below, the Company is not engaged in any negotiations in response to the Offer which relates to or would result in (i) an extraordinary transaction, such as a merger or reorganization, involving the Company or any subsidiary of the Company; (ii) a purchase, sale or transfer of a material amount of assets by the Company or any subsidiary of the Company; (iii) a tender offer for or other acquisition of securities by or of the Company, or (iv) any material change in the present capitalization or dividend policy of the Company.

     (b) Except as described in Item 3(b) above, there are no transactions, Board of Directors resolutions, agreements in principle or signed contracts in response to the Offer that relate to or would result in one or more of the events referred to in Item 7(a) above.

ITEM 8.  ADDITIONAL INFORMATION TO BE FURNISHED

     The Information Statement attached hereto as Annex I is being furnished in connection with the contemplated designation by the Purchaser, pursuant to the Merger Agreement, of certain persons to be appointed to the Board of Directors of the Company other than at a meeting of the Company's shareholders, following the acceptance for payment of, and payment by the Purchaser in accordance with the Offer for, Shares pursuant to the Offer provided the Purchaser shall have purchased not less than 50.1% of the outstanding Shares.

     NYBCL 912. Section 912 of the NYBCL regulates certain business combinations, including mergers, of a New York corporation, such as the Company, with a shareholder that beneficially owns 20% or more of the outstanding voting stock of such corporation. Because the Board has approved the Merger Agreement and the transactions contemplated thereby, Section 912 of the NYBCL will not apply to the Merger.

     VOTE REQUIRED TO APPROVE MERGER. New York law provides that the adoption of any plan of merger or consolidation by the Company requires the approval of the Board and the affirmative vote of at least 66 2/3% of all outstanding shares entitled to vote thereon (including the votes of any Shares owned by Parent and Purchaser that have voting rights at such time), if the "short form" merger procedure described below is not available. The Board has authorized and approved the Offer and the Merger; consequently, an additional action of the Company that may be necessary to effect the Merger is approval by such shareholders at a meeting of the Company's shareholders convened for that purpose (the "Shareholders Meeting") if the "short form" merger procedure described below is not available. New York law also provides that the Merger will not require the approval of the Company's shareholders, and can be adopted by Purchaser's Board of Directors, if Purchaser owns at least 90% of the outstanding Shares. Accordingly, if, as a result of the Offer or otherwise, Purchaser acquires or controls the voting power of at least 90% of the outstanding Shares, Purchaser could, and intends to, effect the Merger without the Shareholders Meeting and without approval by shareholders of the Company. If, however, Purchaser waives the Minimum Condition and does not acquire at least 90% of the then outstanding Shares pursuant to the Offer or otherwise and a vote of the Company's shareholders is required under New York law, a significantly longer period of time will be required to effect the Merger.

     TAX MATTERS. Each shareholder of the Company should consult with such shareholder's own tax advisor to determine the particular tax effects of the Offer and the Merger, including the application and effect of state, local, foreign and other income tax laws.

     APPRAISAL RIGHTS. No appraisal rights are available in connection with the Offer. However, if the Merger is consummated, shareholders of the Company may have certain rights under the NYBCL to dissent and demand appraisal of, and payment in cash for the fair value of, the Shares. Such rights, if the statutory procedures are complied with, could lead to a judicial determination of fair value (excluding any element of value arising from accomplishment or expectation of the Merger) required to be paid in cash to such dissenting holders for their Shares. Any such judicial determination of the fair value of Shares could be based upon considerations other than or in addition to the price paid in the Offer and the market value of the Shares, including asset values and the investment value of the Shares. The value so determined could be more or less than the purchase price per Share pursuant to the Offer or the consideration per Share to be paid in the Merger.

ITEM 9.  MATERIAL TO BE FILED AS EXHIBITS.

     The following Exhibits are filed herewith:

Exhibit 1 -- Agreement and Plan of Merger, dated as of August 29, 1997, among the Company, Parent and the Purchaser

Exhibit 2 -- Opinion of Rothschild, dated August 29, 1997.*

Exhibit 3 -- Letter to Shareholders of the Company.*

Exhibit 4 -- Press Release of the Company, dated September 2, 1997.

Exhibit 5 -- Shareholder Agreement, dated August 29, 1997 among Parent,
             Purchaser and Christian R. Guntner and David T. DiPasquale.

Exhibit 6 -- Bank Standstill Letter.

Exhibit 7 -- Clarification to Employment Agreement and Amendment dated as of
             August 29, 1997 between the Company and Daniel R. Scoggin.

- ---------------
* Included in copies of the Schedule 14D-9 mailed to shareholders.

                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

                                          GROUND ROUND RESTAURANTS, INC.

                                          By:     /s/ DANIEL R. SCOGGIN
                                            ------------------------------------
                                            Name: Daniel R. Scoggin
                                              Title: Chairman and Chief
                                                     Executive Officer
                                                 and President
Dated: September 8, 1997

                                                                         ANNEX I

                         GROUND ROUND RESTAURANTS, INC.
                         35 BRAINTREE HILL OFFICE PARK
                         BRAINTREE, MASSACHUSETTS 02184

                             INFORMATION STATEMENT
                        PURSUANT TO SECTION 14(F) OF THE
                        SECURITIES EXCHANGE ACT OF 1934
                           AND RULE 14F-1 THEREUNDER

     This Information Statement is being mailed on or about September 8, 1997 as part of the Ground Round Restaurants, Inc. (the "Company") Solicitation/Recommendation Statement on Schedule 14D-9 (the "Schedule 14D-9") with respect to the tender offer by GRR Merger Corp. ("Purchaser") to the holders of record of the Company's Common Stock, $0.16 2/3 par value per share ("Common Stock"). Capitalized terms used and not otherwise defined herein shall have the meanings set forth in the Schedule 14D-9. You are receiving this Information Statement in connection with the possible election of persons designated by Purchaser to a majority of the seats on the Board of Directors of the Company (the "Board") pursuant to an Agreement and Plan of Merger among GRR Holdings, Inc., LLC, ("Parent"), Purchaser and the Company dated as of August 29, 1997 (the "Merger Agreement"). The Merger Agreement provides, among other things, that promptly upon the acceptance for payment of, and payment by the Purchaser in accordance with the Offer for, Shares pursuant to the Offer, provided the Purchaser shall have purchased not less than 50.1% of the outstanding Shares, the Purchaser shall be entitled to designate such number of directors, rounded up to the next whole number, equal to that number of directors which equals the product of the total number of directors on the Board (giving effect to the directors elected pursuant to this sentence) multiplied by the percentage that such number of Shares owned in the aggregate by the Purchaser or Parent, upon such acceptance for payment, bears to the number of Shares outstanding; provided, however, that until the Effective Time there shall be at least three Continuing Directors. The Company, shall upon the written request of the Purchaser, use its best efforts to cause the Purchaser's designees to be so elected. Notwithstanding the foregoing, pursuant to the Merger Agreement it is the present intention of the parties to the Merger Agreement to have a Board of seven directors following consummation of the Offer and prior to the Effective Time, the Board to consist of four designees of the Purchaser and three Continuing Directors, and the Company shall, upon the written request of the Purchaser, use its best efforts to cause the resignation of such current directors as necessary, and the election of the Purchaser's designees, to result in such seven member Board.

     The Merger Agreement further provides that after the time that the Purchaser's designees constitute at least a majority of the Board and until the Effective Time, any amendment or termination of the Merger Agreement or the Certificate of Incorporation or By-laws of the Company and any extension for the performance or waiver of the obligations or other acts of Parent or the Purchaser or waiver of the Company's rights under the Merger Agreement shall also require the approval of a majority of the then serving directors, if any, who are directors as of the date hereof (the "Continuing Directors", who shall include each member of the Special Committee of the Board formed to consider the Merger for so long as he wishes to serve) except to the extent that applicable law requires that such action be acted upon by the full Board, in which case such action will require the concurrence of a majority of the Board, which majority shall include each of the Continuing Directors. Pursuant to the Merger Agreement the number of Continuing Directors prior to the Effective Time is reduced below three for any reason, the remaining Continuing Directors or Director shall be entitled to designate persons to fill such vacancies who shall be deemed Continuing Directors for all purposes of the Merger Agreement. Furthermore, the Merger Agreement also provides that the Board shall not delegate any matter set forth above to any committee of the Board. To assist the Board in consummating this transaction, the Board has formed a Special Committee of the Board authorized, among other things, to enter into negotiations and discussions with BV or any other interested party and make recommendation to the Board. The current members of the Special Committee of the Board are Fred H. Beaumont, Jr., David T.

DiPasquale and Allan D. Weingarten. This Information Statement is required by
Section 14(f) of the Securities Exchange Act of 1934, as amended, and Rule 14F-1 promulgated thereunder.

     You are urged to read this Information Statement carefully. You are not, however, required to take any action.

     WE ARE NOT NOW ASKING YOU FOR A PROXY AND YOU ARE REQUESTED NOT TO SEND US A PROXY AT THIS TIME.

     Purchaser commenced the Offer on September 8, 1997. The Offer is scheduled to expire at 12:00 midnight, New York City time, on October 3, 1997. However, the Purchaser may, without the consent of the Company, extend the Offer (A) from time to time but not beyond 12 midnight, New York City time, on October 22, 1997, if, on the Expiration Date, any of the conditions to the Purchaser's obligation to purchase Shares are not satisfied or waived, until such time as such conditions are satisfied, or (B) for so long as the Bank Standstill Letter remains in effect, but in no event beyond October 31, 1997, until Shares validly tendered (and not withdrawn) in the Offer, together with the Contributed Shares, represent at least 90% of the outstanding Shares but only in the event that the Purchaser reduces the Minimum Condition so as to provide that the minimum number of Shares that must be validly tendered as a condition to the Purchaser's acceptance for payment of Shares pursuant to the Offer, together with the Contributed Shares, shall be no greater than 66- 2/3% of the outstanding Shares. The Purchaser also agreed that, in the event that the Minimum Condition is not satisfied or waived at the initial expiration date of the Offer, the Purchaser will, upon written request of the Company, extend the Offer for a period of up to ten further Business Days. If all conditions to the Offer have been satisfied or waived, Purchaser shall purchase all of the Shares validly tendered pursuant to the Offer prior to the "Expiration Date" and not properly withdrawn. The term "Expiration Date" means 12:00 midnight, New York City time, on October 3, 1997 or the latest time and date which the Offer, as so extended by Purchaser, shall expire.

     The information contained in this Information Statement concerning Purchaser and Parent has been furnished to the Company by Parent and the Company assumes no responsibility for the accuracy, completeness or fairness of any such information.

     Purchaser has informed the Company that it currently intends to designate the following persons (the "Acquisition Designees") for election.

                                          PRESENT PRINCIPAL OCCUPATION OR EMPLOYMENT
              NAME                             AND FIVE YEAR EMPLOYMENT HISTORY
- --------------------------------  -----------------------------------------------------------
Martha H.W. Crowninshield
  (57)..........................  Director, Boston Ventures, for more than the past five years; Director, the Purchaser, since August 1997.
Barbara M. Ginader(41)..........  1993 -- present, Director, Boston Ventures; prior thereto,
                                  Managing Director, Bear, Stearns & Co. Inc.; Director,
                                  President and Secretary, the Purchaser, since August 1997.
Thomas J. Russo(55).............  1994 through February 1997, Chairman, President and Chief
                                  Executive Officer, Miami Subs Corp. (develops, owns and
                                  franchises fast food restaurants); 1987 to 1994, Group
                                  Chairman and CEO, Housewares Group of Hanson Industries
                                  PLC.
Neil A. Wallack (30)............  1996 -- present, Associate Director, Boston Ventures;
                                  1993 -- 1996, Associate, Boston Ventures; 1991 -- 1993,
                                  Harvard Graduate School of Business Administration; Vice
                                  President and Treasurer, the Purchaser, since August 1997

     The business address of each of such persons is 21 Custom House Street, Boston, MA 02110. All such persons are United States citizens.

     It is expected that the Acquisition Designees may assume office at any time following the purchase by Purchaser of a majority of Shares pursuant to the Offer, and that, upon assuming office, the Acquisition Designees will thereafter constitute at least a majority of the Board. Purchaser has informed the Company that each of the Acquisition Designees has consented to act as a director of the Company, if so designated.

     Except as provided in the Merger Agreement, the Shareholder Agreement and as otherwise described in the Offer to Purchase, the Company has been advised that to the best knowledge of Purchaser and Parent, none of the Acquisition Designees has any contract, arrangement, understanding or relationship with any other person with respect to any securities of the Company, including, but not limited to, any contract, arrangement, understanding or relationship concerning the transfer or voting of such securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guaranties of loans, guaranties against loss, guarantees of profits, division of profits or loss or giving or withholding of proxies. Except as set forth in the Offer to Purchase, the Company has been advised that since January 1, 1996, to the best knowledge of Purchaser and Parent, none of the Acquisition Designees has had any business relationship or transaction with the Company or any of its executive officers, directors or affiliates that is required to be reported under the rules and regulations of the Commission applicable to the Offer. Except as set forth in the Offer to Purchase, since January 1, 1996, the Company has been advised that there have been no contacts, negotiations or transactions, to the best knowledge of Purchaser and Parent, between any of the Acquisition Designees, on the one hand, and the Company or its affiliates, on the other hand, concerning a merger, consolidation or acquisition, tender offer or other acquisition of securities, an election of directors or a sale or other transfer of a material amount of assets.

                    INFORMATION WITH RESPECT TO THE COMPANY

     As of August 29, 1997, there were 11,173,421 shares of Common Stock outstanding and entitled to vote, with each share entitled to one vote. The Common Stock is the only class of voting securities of the Company which are outstanding.

                               BOARD OF DIRECTORS

GENERAL

     The Company's By-laws provide that the number of directors that shall constitute the Board of Directors shall be determined by the Board of Directors from time to time, but in no event shall the number of directors be less than three. The Company's Board of Directors has currently set the number of directors at seven.

ACQUISITION DESIGNEES

     It is expected that the Acquisition Designees may assume office at any time promptly upon the acceptance for payment of, and payment by the Purchaser in accordance with the Offer for, Shares pursuant to the Offer, provided the Purchaser shall have purchased not less than 50.1% of the outstanding Shares, and that, upon assuming office, the Acquisition Designees will thereafter constitute at least a majority of the Board of Directors.

CURRENT DIRECTORS

     The persons named below are the current members of the Board. The following sets forth as to each director, his age and principal occupation and business experience, and the period during which each has served as a director of the Company. See "SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT" for information regarding the beneficial ownership of Common Stock of each of the directors.

                                  NAME                            AGE      DIRECTOR SINCE
        --------------------------------------------------------  ----     --------------
        Daniel R. Scoggin.......................................   60           1991
        Christian R. Guntner(1).................................   43           1995
        Joseph Schollenberger...................................   71           1995
        James R. Olson..........................................   56           1995
        Fred H. Beaumont, Jr....................................   60           1996
        Allan D. Weingarten.....................................   59           1996
        David T. DiPasquale(1)..................................   43           1997

- ---------------
(1) Mr. Christian Guntner was nominated to serve as a director by the Company under the terms of a Stockholder Agreement dated August 1, 1991, as amended, between the Company and JUSI Holdings, Inc. ("JUSI"). On July 9, 1997, JUSI sold 1,892,100 shares to Mr. Guntner and 1,200,000 shares to David T. DiPasquale, comprising all of JUSI's shares of the Company. Mr. DiPasquale was elected to serve as a member of the Board on July 10, 1997. See "SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT" and "CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS."

     MR. SCOGGIN has been the Chairman of the Board, President and Chief Executive Officer of the Company since July 21, 1995 and prior thereto was interim Chairman of the Board, President and Chief Executive Officer of the Company from April 1, 1995. He was the founder and former President and Chief Executive Officer of TGI Friday's, Inc., a multi-unit restaurant company, until November 1986, and prior to joining the Company, served as a consultant for several restaurant concepts and founded Bison Group, a developer of foodservice and entertainment concepts. Mr. Scoggin was a director of Roasters Corp. and Harvest Buffet Restaurants, Inc.

     MR. GUNTNER was Senior Vice President of Corporate Development of U.S. Industries, Inc., a company engaged in the manufacture and distribution of consumer, building and industrial products, from May 1995 through July 1997, and since that time has been a private investor. He was Executive Vice President and Chief Operating Officer of Publicker Industries, Inc. from July 1990 through March 1995 and Vice President of Vornado, Inc. from February 1990 to July 1990.

     MR. SCHOLLENBERGER has been Vice President of each of GSB Holdings, Inc. and GSB, Inc. and Executive Vice President and Chief Operating Officer of their parent company, Great South Beach Improvement Co., a corporation principally engaged in real estate development, since January 1994. From 1980 to 1994, he was associated with Able Fab Co. in various executive capacities.

     MR. OLSON was President of PDQ Car Wash, Inc. from March of 1996 to December of 1996 and since that time has been a private investor. He was President of the Transportation Sector from December 1992 to July 1995 and President of the Van Group from March 1987 to December 1992 of Schneider National, Inc.

     MR. BEAUMONT became a principal of Balukoff, Lindstrom & Co., P.A. in July 1995 and was the President, Director and sole shareholder of Fritz Beaumont, CPA firm, from September 1971 to July 1995.

     MR. WEINGARTEN was a Partner of Ernst & Young, LLP in New Jersey from 1972 through September of 1995 and since that time has been a business consultant and private investor. Since April 1997, Mr. Weingarten has been a director of Programmers Paradise, Inc.

     MR. DIPASQUALE has been a private investor since July 1997. From May 1995 through July 1997 he was a Group Chairman of U.S. Industries. From July 1993 through May 1995 he was Chairman of the Recreation/Leisure Group of Hanson Industries. From September 1990 through July 1993, he was Chairman, CEO and President of Endicott Johnson Footwear Inc., a wholly owned subsidiary of Hanson Industries. Mr. DiPasquale is also Chairman of the Board of Directors of the Two Ten International Footwear Foundation, a non-profit organization serving the members of the Footwear and allied industries.

         SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

     The following table sets forth to the knowledge of the Company certain information, as of August 29, 1997, regarding the beneficial ownership of Common Stock, which is the Company's only class of voting securities, by shareholders who own more than 5% of the outstanding shares, by each director of the Company, by each of the five named executive officers of the Company and by all directors and executive officers of the Company as a group. Substantially all the information set forth in the following table has been furnished by the persons listed in the table. Unless otherwise indicated, each person holds sole voting and investment power with respect to shares shown opposite their name.

                                                                AMOUNT AND NATURE OF         PERCENT
            NAME AND ADDRESS OF BENEFICIAL OWNER               BENEFICIAL OWNERSHIP(1)       OF CLASS
- -------------------------------------------------------------  -----------------------       --------
Christian R. Guntner.........................................         1,902,100(2)             17.0%
  44 Front Street
  Suite 770
  Worcester, MA 01608
David DiPasquale.............................................         1,202,000(2)             10.7%
  44 Front Street
  Suite 770
  Worcester, MA 01608
Wellington Management Company, LLP...........................           905,300(3)              8.1%
  75 State Street
  Boston, MA 02109
Dimensional Fund Advisors, Inc. .............................           640,900(4)              5.7%
  1299 Ocean Ave.
  Santa Monica, CA 90401
GSB Holdings, Inc............................................           503,300(5)              4.5%
  One Bethany Road at Rt. 35
  Building 6, Suite 94
  Hazlet, NJ 07730
Daniel R. Scoggin............................................           119,667                 1.0%
Joseph Schollenberger........................................             4,000(5)(6)              *
James R. Olson...............................................             4,000                    *
Fred H. Beaumont, Jr. .......................................             3,000                    *
Allan D. Weingarten..........................................             5,000                    *
Stephen J. Kiel..............................................            16,667                    *
Anthony E. Bezsylko..........................................            13,333                    *
A. Gerald Leneweaver.........................................             6,667                    *
David L. Dobbs...............................................                 0                    *
Michael R. Jorgensen.........................................                 0                    *
All executive officers and directors as a group (14
  persons)...................................................         3,325,830                29.2%

- ---------------
* Less than 1%

(1) Shares not outstanding but deemed beneficially owned by virtue of the right of an individual to acquire them within 60 days upon the exercise of an option are treated as outstanding for purposes of determining beneficial ownership and the percent beneficially owned by such person.

(2) These shares were acquired from JUSI Holdings, Inc. ("JUSI"), a wholly-owned subsidiary of U.S. Industries, Inc. ("USI"), in a privately negotiated transaction on July 9, 1997. Messrs Guntner and DiPasquale are deemed to be a group for purposes of the Exchange Act.

(3) Wellington Management Company, LLP, ("WMC") is an investment advisor registered with the Securities and Exchange Commission under the Investment Advisers Act of 1940, as amended. As of January 24, 1997 WMC, in its capacity as investment adviser, may be deemed to have beneficial ownership of 905,300 shares of Company common stock that are owned by numerous investment advisory clients, none of which is known to have such interest with respect to more than five percent of the class. As of January 24, 1997, WMC had voting power and dispositive power as follows:

                        Sole Voting Power         =     0         Shares
                        Shared Voting Power       =     163,300   Shares
                        Sole Dispositive Power    =     0         Shares
                        Shared dispositive Power  =     905,300   Shares

(4) Dimensional Fund Advisors Inc. ("Dimensional"), a registered investment advisor, ia deemed to have beneficial ownership of 640,900 shares of Company common stock as of December 31, 1996, all of which shares are held in portfolios of DFA Investment Dimensions Group Inc., a registered open-end investment company (the "Fund"), or in series of the DFA Investment Trust Company, a Delaware business trust (the "Trust"), or the DFA Group Trust and DFA Participation Group Trust, investment vehicles for qualified employee benefit plans, all of which Dimensional serves as investment manager. Dimensional disclaims beneficial ownership of all such shares.

                        Sole Voting Power        =     469,850   Shares*
                        Shared Voting Power      =     0
                        Sole Dispositive Power   =     640,900
                        Shared Dispositive
                          Power                  =     0

    * Persons who are officers of Dimensional also serve as officers of the Fund and the Trust, each an open-end management investment company registered under the Investment Company Act of 1940. In their capacity of officers of the Fund and the Trust, these persons vote 87,950 additional shares which are owned by the Fund and 83,100 shares which are owned by the Trust (both included in Sole Dispositive Power above).

(5) GSB Holdings, Inc. ("GSB Holdings"), which is the record holder of 503,300 shares of Company Common Stock, is engaged principally in the business of holding investments and is a wholly-owned subsidiary of Great South Beach Improvement Co. ("GSB Improvement"), a corporation principally engaged in real estate development. The address of GSB Holdings is One Bethany Road at Route 35, Building 6, Suite 94, Hazlet, New Jersey 07730. Mr. Clarke is a director and officer of GSB Holdings and a director, officer and controlling shareholder of GSB Improvement and may, therefore, be deemed to own beneficially the shares of Common Stock owned by GSB Holdings. David H. Clarke, who is the Chairman of the Board and Chief Executive Officer of U.S. Industries, Inc., is a director and officer of GSB Holdings and a director, officer and controlling shareholder of GSB Holdings' parent corporation, GSB Improvement. Also excludes 4,000 shares of the Company Common Stock subject to options granted to Mr. Schollenberger, a director of the Company, who is a Vice President of GSB Holdings, as to which beneficial ownership is disclaimed.

(6) Excludes 503,300 shares of Common stock owned directly by GSB Holdings, as to which beneficial ownership is disclaimed.

                               CHANGE OF CONTROL

     On July 9, 1997, JUSI sold 3,092,100 shares of Common Stock, being all of JUSI's shares of Common Stock. Such shares, representing approximately 27.7% of the outstanding shares of Common Stock, were purchased as follows: 1,892,100 shares of Common Stock by Christian R. Guntner for $2,497,572 and 1,200,000 shares of Common Stock by David T. DiPasquale for $1,584,000. Mr. Guntner and Mr. DiPasquale purchased the Shares utilizing their personal funds. Messrs. Guntner and DiPasquale filed a Form 13-D with the Securities and Exchange Commission in connection with their purchase of the Shares, in which they affirmed that they are holding such Shares as a group. Mr. Guntner and Mr. DiPasquale hold, in the aggregate, 3,102,100 shares of Common Stock, representing approximately 27.7% of the outstanding shares of Common Stock. Messrs. Guntner and DiPasquale were executives of USI until they resigned their positions with USI at the closing of their purchase of the Shares. Mr. Guntner, who has been a director of the Company since 1995, remains a director of the Company's Board of Directors. Mr. David DiPasquale was elected by the Company's Board of Directors as a director on the Company's Board of Directors on July 10, 1997.

     On July 21, 1997, Mr. John A. Mistretta resigned as a member of the Board of Directors of the Company. Mr. Mistretta had been nominated by JUSI to serve as a director of the Company pursuant to the terms of the Stockholder Agreement dated August 1, 1991, as amended, between the Company and JUSI.

                INFORMATION CONCERNING MEETINGS OF THE BOARD OF
            DIRECTORS AND BOARD COMMITTEES AND DIRECTOR COMPENSATION

     The Board of Directors currently has formed the following committees of the
Company:

          (a) Compensation Committee, presently consisting of James R. Olson, Allan D. Weingarten and Fred H. Beaumont, Jr. The function of the Compensation Committee is to review compensation paid to the Company's officers and employees and administer the Company's stock option and equity incentive plans.

          (b) Audit Committee, presently consisting of Christian R. Guntner, James R. Olson and Allan D. Weingarten. The function of the Audit Committee is to provide assistance to the Company's directors in fulfilling their responsibility to the Company's shareholders, potential shareholders and the investment community relating to corporate accounting, audit procedures, reporting practices of the Company and the quality and integrity of the Company's financial reports, and to facilitate the maintenance of free and open means of communication between the Company's directors, independent auditors, internal auditors and financial management.

          (c) Nominating Committee, presently consisting of Daniel R. Scoggin, Christian R. Guntner and Allan D. Weingarten, whose function is to nominate candidates for election to the Board of Directors. In carrying out its responsibilities, the Nominating Committee will consider only candidates nominated in accordance with the procedures set forth in Article II,
     Section 9 of the Company's By-laws. Nominations of persons to serve on the Company's Board of Directors may be made at a Special Meeting by or at the direction of the Board of Directors or by any shareholder of record as of the date such shareholder gives a Nomination Notice (as hereinafter defined) to the Company who is entitled to vote in the election of directors and who complies with the notice procedures contained in Article II, Section 9 of the Company's By-laws. Nominations by a shareholder must be in writing (a "Nomination Notice") and delivered to or mailed and received by the Company's Secretary not less than 60 and not more than 90 days prior to the Special Meeting if at least 70 days' notice or prior public disclosure of the date of the Special Meeting is given or made to the Company's shareholders, or not later than the close of business on the tenth day following the day on which such notice or disclosure was given or made if less than 70 days' notice or disclosure was provided. Any Nomination Notice must provide the information concerning the nominee or nominees and the shareholder required by the By-laws. A shareholder may obtain a copy of the Company's By-laws by making a written request to the Company's Secretary, 35 Braintree Hill Office Park, Braintree, MA 02184-9078.

     During fiscal year 1996, the Board of Directors of the Company met eight times, the Compensation Committee met five times, the Audit Committee met five times and the Nominating Committee did not meet. Each of the directors attended at least 75 percent of the meetings of the Board of Directors held during the period that he served during fiscal 1996, except for Christian R. Guntner who has an attendance average of 63%. Each of the directors attended at least 75 percent of the meetings of all committees on which he served that were held in fiscal 1996 during the period that he served, except for Christian R. Guntner and Joseph Schollenberger who had attendance averages of 50% and Fred H. Beaumont, Jr. who did not attend the Committee meetings due to extended travel.

                           COMPENSATION OF DIRECTORS

     Each of the directors of the Company, other than directors who are officers or employees of the Company or The Ground Round, Inc. ("Ground Round") or of USI or its affiliates, received an annual fee of $12,000 for serving as a director. In addition, under the Company's 1992 Equity Incentive Plan, each director of the Company, excepting any officer or employee of the Company or Ground Round and any director who is an officer or an employee of USI or its affiliates, received an option to purchase 2,000 shares of Common Stock of the Company when he is first elected as director of the Company and an option to purchase 1,000 shares of Common Stock of the Company as of the date of each meeting of shareholders at which the director is re-elected. These options are immediately exercisable at a purchase price equal to the closing price of a share of the Company's Common Stock on the NASDAQ/NMS on the date the option is granted and have a five-year term. During fiscal year 1996, during the time that each was a director, Messrs. Olson and Schollenberger each received an option to purchase 1,000 shares of Common Stock at an exercise price of $3.50 per share upon the date of re-election as a director and, Messrs. Beaumont and Weingarten, each received an option to purchase 2,000 shares of Common Stock at an exercise price of $3.50 per share upon their election of the Board of Directors on January 23, 1996.

                               EXECUTIVE OFFICERS

     Certain information is set forth below concerning the executive officers of the Company who have been elected to hold office for such terms as may be prescribed by the Board, and unless sooner removed in accordance with the Bylaws of the Company, or until their successors are duly elected and qualified. The executive officers of the Company are as follows:

                     NAME                AGE                    POSITION
        -------------------------------  ---   -------------------------------------------
        Daniel R. Scoggin..............  60    Chairman of the Board, President and Chief
                                                 Executive Officer
        Stephen J. Kiel................  44    Senior Vice President, Chief Financial
                                                 Officer and Treasurer
        Anthony E. Bezsylko............  49    Senior Vice President -- Operations
        Warren C. Hutchins.............  53    Vice President -- Purchasing & Distribution
        Robin L. Moroz.................  40    Vice President -- General Counsel
        A. Gerald Leneweaver...........  51    Vice President -- Human Resources

     Daniel R. Scoggin's business experience and current position with the Company are described above. See "BOARD OF DIRECTORS."

     Stephen J. Kiel has served as Sr. Vice President, Chief Financial Officer and Treasurer of the Company and Ground Round since September 1996. He was President of the Hudson Consulting Group, an Ohio based financial consulting group, from September 1993 to August of 1996. Prior to that, Mr. Kiel was a Partner with Lakewest, L.P. from June 1992 to September 1993. Prior thereto, he was President of Craft 'N Flower, L.P. from June 1990 to June 1992 and a partner with Deloitte & Touche from 1987 to 1990.

     Anthony E. Bezsylko has served as Sr. Vice President of Operations for the Company and Ground Round since February of 1996. Mr. Bezsylko was Director of Operations for the Company and Ground Round since May of 1995. Before joining Ground Round, Mr. Bezsylko was the Group General Manager of Knotsberry Farms Restaurants out of California from 1994 to 1995. Prior thereto, he was a Regional Manager for C.A. Muer from June 1991 to June 1994.

     Warren C. Hutchins has served as Vice President, Purchasing and Distribution of the Company and Ground Round since September 1991 and August 1986, respectively. He was Secretary of Ground Round from March 1990 through February 1991.

     Robin L. Moroz has served as Vice President, General Counsel and Secretary of the Company since December 1994. Prior thereto, Ms. Moroz served as a corporate attorney to Ground Round from August 1989 and since October 1991 as Assistant General Counsel of the Company.

     A. Gerald Leneweaver has served as the Vice President of Human Resources of the Company and Ground Round since January 1996. From August 1991 to January 1996, Mr. Leneweaver was the Executive Vice President and Founder of Travis, Wolff Consulting, Inc., a Human Resource consulting practice located in Dallas, Texas.

     There is no family relationship among any of the Officers and Directors of the Company.

                 EXECUTIVE COMPENSATION AND OTHER TRANSACTIONS

                           SUMMARY COMPENSATION TABLE

     The following Table sets forth all compensation paid to, deferred or accrued for the benefit of the Company's Chief Executive Officer during fiscal year 1996 and all other executive officers of the Company (the "named executive officers") who earned a total annual salary and compensation for fiscal year 1996 exceeding $100,000, as well as named executive officers who had a salary above $100,000 but received less than such due to employment at the Company for less than the full fiscal year of 1996. Except as disclosed below, no executive officer of the Company earned a total annual salary and bonus for fiscal year 1996 exceeding $100,000.

                                                                             LONG-TERM COMPENSATION
                                                                          -----------------------------
                                            ANNUAL COMPENSATION            SECURITIES
                                      -------------------------------      UNDERLYING       ALL OTHER
                                      FISCAL      SALARY       BONUS      OPTIONS/SARS     COMPENSATION
    NAME AND PRINCIPAL POSITION        YEAR        ($)          ($)           (#)              ($)
- ------------------------------------  ------     --------     -------     ------------     ------------
Daniel R. Scoggin...................   1996      $350,000     $     0              0         $      0
  Chairman of the Board,               1995       152,083(1)        0        176,000(5)             0
  President and Chief                  1994             0           0          1,000(5)             0
  Executive Officer
Stephen J. Kiel.....................   1996        14,583(2)        0         50,000                0
  Senior Vice-President, Chief         1995             0           0              0                0
  Financial Officer and Treasurer      1994             0           0              0                0
Anthony Bezsylko....................   1996       109,167(2)        0         20,000            3,275(6)
  Senior Vice-President,               1995        38,335(3)        0              0              950(6)
  Operations                           1994             0           0              0                0
Gerry Leneweaver....................   1996        93,750(2)        0         20,000            2,830(6)
  Vice-President,                      1995             0           0              0                0
  Human Resources                      1995             0           0              0                0
David Dobbs.........................   1996        11,667(2)        0         30,000              350(6)
  Senior Vice President,               1995             0           0              0               40
  Business Development                 1994             0           0              0                0
Michael R. Jorgensen................   1996       124,167(4)        0              0           45,575(7)
  Senior Vice-President,               1995       130,000           0              0            5,716(6)
  Chief Financial Officer              1994       130,000      69,033              0            4,642(6)

- ---------------
Notes:

(1) Includes compensation received by Mr. Scoggin from April 1, 1995 through July 20, 1995 as interim Chairman, President and Chief Executive Officer. Commencing July 21, 1995, Mr. Scoggin was elected to serve as Chairman, President and Chief Executive Officer of the Company and received compensation pursuant to the terms of his employment agreement with the Company. See "Employment Agreements".

(2) Messrs. Kiel, Bezsylko, Leneweaver and Dobbs were employed or promoted by the Company commencing in September 1996, February 1996, January 1996 and September 1996, respectively.

(3) Mr. Bezsylko was hired by the Company commencing April 10, 1995.

(4) Mr. Jorgensen resigned as Senior Vice-President, Chief Financial Officer and as an employee of the Company effective August 26, 1996. Mr. Jorgensen was employed by the Company commencing in June 1993.

(5) Includes 175,000 options Mr. Scoggin received pursuant to the terms of his employment agreement with the Company and 1,000 shares of stock options received on March 31, 1995 for regular service as a director, prior to becoming Chairman, President and Chief Executive Officer. See "Employment Agreements."

(6) Represents the amount of the Company's contributions to the non-qualified Deferred Compensation Plan made on behalf of the named executive officers.

(7) Represents the amount of the Company's contributions to the non-qualified Deferred Compensation Plan of $3,575 plus $40,000 in severance compensation. See "Severance Agreements."

EMPLOYMENT CONTRACTS, TERMINATION OF EMPLOYMENT AND CHANGE IN CONTROL
ARRANGEMENTS

     Employment Agreements. The company has entered into an employment agreement (the "Agreement") with Daniel R. Scoggin, effective July 21, 1995 and amended effective August 18, 1995 and August 29, 1997 under which Mr. Scoggin has agreed to serve the Company as Chairman of the Board, President and Chief Executive Officer for a term commencing on July 21, 1995 and extending until July 20, 1998. The agreement is automatically renewable on each July 21 thereafter for an additional year, unless, not later than 90 days prior to each July 21, either party gives notice to the other to terminate the agreement.

     Under the agreement, Mr. Scoggin is entitled to compensation consisting of
(i) a base salary of $350,000 per annum, and (ii) an annual bonus commencing in the Company's 1996 fiscal year. Mr. Scoggin was granted on July 21, 1995 stock options to purchase 175,000 shares of Common Stock of the Company in accordance with the terms of the Company's 1992 Equity Incentive Plan. The option shall be exercisable in equal installments over a three-year period, with the first installment being exercisable on July 20, 1996. Mr. Scoggin is also entitled to receive certain benefits, including but not limited to, insurance, participation in the Company's deferred compensation plan and retirement plan, and stock option and equity incentive plans, use of a Company car or a car allowance, and payment of an annual country club membership fee. The Company may terminate the agreement at any time whether for "cause" or for "disability" (as defined in the agreement). Mr. Scoggin may terminate the agreement at any time if the Company is in breach of any of its obligations to him under the agreement; if he is not re-elected to serve as both Chairman and Chief Executive Officer or is removed from any of such positions, in each case other than for cause; if the Company assigns him duties which are inconsistent with his position or if the Company requires him to relocate more than 50 miles away from the current corporate office. In the event Mr. Scoggin's employment is terminated by him pursuant to the terms of the agreement or by the Company (other than for "cause", death or "disability"), Mr. Scoggin will be entitled to receive a lump sum payment equal to 2.99 times his highest annual base salary at any time in effect. In the event Mr. Scoggin's employment terminates because of death, disability or expiration of his agreement without renewal, he will receive his base salary through the end of the calendar month of such termination or non-renewal. For fiscal year 1996 and future years under the agreement, Mr. Scoggin shall be entitled to a bonus comprised of two components based on audited figures. The first component of the bonus ranges from 0% to 80% of Mr. Scoggin's base salary for the preceding fiscal year and is based one earnings before interest and taxes, excluding any profit or loss from the sale of restaurants or nonrecurring items ("EBIT") as part of the budget process of the Company. The second component of the bonus ranges from 0% to 20% of Mr. Scoggin's base salary for the preceding fiscal year and is based on a range of cash flow as part of the budget process of the Company. For fiscal year 1996, Mr. Scoggin did not receive a bonus. In the event Mr. Scoggin's employment terminates because of death, disability, termination without cause, or by expiration of his agreement without renewal, he will receive his bonus pro-rated based upon the number of days during the fiscal year he was employed. If his employment is terminated for cause or Mr. Scoggin resigns, he shall not receive any bonus for that year.

     Pursuant to the Clarification to Employment Agreement and Amendment dated August 29, 1997 (the "Clarification Agreement"), Mr. Scoggin agreed, upon termination of the Agreement and payment upon a change of control, that he will not, for a period of two (2) years following termination, either directly or indirectly, as a director, officer, employee, agent, consultant or owner, in whole or in part, engage in competition with any restaurant owned or operated by the Company or any of its subsidiaries or franchisees (each a "Ground Round Restaurant") on the date of such termination, if such competition takes place within a specified area. For purposes of the Clarification Agreement, competition is activity in connection with a restaurant or restaurants which meet all of the following criteria: (1) restaurant size between 2,500 and 7,000 square feet; (2) average check amount of between $8 and $11 per person; and (3) orientation toward serving families including children in a casual-theme setting.

     The Company has entered into an employment agreement (the "employment agreement") with Stephen J. Kiel, effective September 1, 1996, under which Mr. Kiel has agreed to serve the Company as Senior Vice

President, Chief Financial Officer and Treasurer for a term commencing upon September 1, 1996, which term shall automatically extend for successive one-year terms, until September 30, 1999, unless at least ninety (90) days prior to the expiration of the original or extended term, either party gives notice to terminate the employment agreement as of the end of the original or extended term. Under the agreement, Mr. Kiel is entitled to compensation consisting of
(i) a base salary of $175,000 per annum, and (ii) an annual bonus commencing in the Company's 1996 fiscal year, which, if earned in accordance with the Company's Corporate Office Incentive Plan, shall be paid within thirty (30) days of the annual audit of the Company. For fiscal 1996, Mr. Kiel is eligible to receive a pro rata share of any bonus earned to reflect the number of days worked by him in such year. For fiscal year 1996, Mr. Kiel did not receive a bonus. Pursuant to such employment agreement, for fiscal 1997 only, if the applicable Corporate Office Incentive Plan does not compensate Mr. Kiel with at least $75,000 (the "1997 guaranteed minimum bonus"), the Company agreed to pay Mr. Kiel an additional amount in order that the total bonus received by him is not less than the 1997 guaranteed minimum bonus. Mr. Kiel was granted on September 1, 1996 stock options to purchase 50,000 shares of common stock of the Company. The option shall become exercisable in equal installments over a three-year period, with the first installment being exercisable on August 29, 1997. Mr. Kiel is also entitled to receive certain benefits, including but not limited to medical and dental insurance plans, disability and life insurance plans, a Company car or a car allowance, and participation in the Company's deferred compensation plan, retirement plan and stock option and equity incentive plans. On May 15, 1997, the Company entered into an Amendment to the Employment Agreement dated September 1, 1996 with Stephen J. Kiel, which provides, among other things, for a severance payment equivalent to twice his salary, if his employment is terminated under certain circumstances following a "change of control" of the Company, as defined in such Amendment to the Employment Agreement.

     On May 15, 1997, the Company entered into an employment agreement (the "Bezsylko Employment Agreement") with Anthony E. Bezsylko, pursuant to which Mr. Bezsylko will serve as Senior Vice President of Operations of the Company for an initial term of one (1) year commencing May 15, 1997. Such term shall be automatically extended for additional one-year term unless, at least ninety (90) days prior to the expiration of the original or any extended term, either party shall notify the other in writing that it intends to terminate the Bezsylko Employment Agreement as of the end of such term. As compensation for his services pursuant to the Bezsylko Employment Agreement, Mr. Bezsylko shall receive a base salary of One Hundred Fifty Thousand Dollars ($150,000) per year, be eligible to participate in the Company's Office Incentive Plan and insurance programs and other fringe benefits customarily provided to Company executives. The Bezsylko Employment Agreement further provides that Mr. Bezsylko may be entitled to receive a severance payment equivalent to twice his base salary if his employment is terminated under certain circumstances following a "change of control" of the Company, as defined in the Bezsylko Employment Agreement.

     On May 15, 1997, the Company entered into an employment agreement (the "Evans Employment Agreement") with Henri R. Evans, pursuant to which Mr. Evans will serve as Vice President of Marketing of the Company for an initial term of one (1) year, commencing May 15, 1997. Such term shall be automatically extended for additional one-year terms unless, at least ninety (90) days prior to the expiration of the original or any extended term, either party shall notify the other in writing that it intends to terminate the Evans Employment Agreement as of the end of such term. As compensation for his services pursuant to the Evans Employment Agreement, Mr. Evans shall receive a base salary of One Hundred Thirty Thousand Dollars ($130,000) per year, be eligible to participate in the Company's Office Incentive Plan and insurance programs and other fringe benefits customarily provided to Company executives. The Evans Employment Agreement further provides that Mr. Evans may be entitled to receive a severance payment equivalent to twice his base salary if his employment is terminated under certain circumstances following a "change of control" of the Company, as defined in the Evans Employment Agreement.

     Severance Agreements. The Company currently has severance agreements (the "Severance Agreements") with Daniel R. Scoggin, Stephen J. Kiel, Anthony E. Bezsylko, and Henri R. Evans which are contained within their respective employment agreements, and Robin L. Moroz, Vice President and General Counsel. The Severance Agreements provide benefits in the event of a "change in control" of the Company as defined therein.

     Mr. Scoggin's Severance Agreement is contained within his Employment Agreement, as amended, and provides that he will receive a lump sum payment in the event that within 24 months after a change of control (i) Mr. Scoggin terminates employment with the Company for Good Reason (as defined in the Severance Agreement) within 90 days after the event which constitutes Good Reason or (ii) Mr. Scoggin's employment with the Company is terminated by the Company for any reason other than "cause", death or "disability" (such quoted words as defined in his Employment Agreement). The lump sum payment will be equal to 2.99 times Mr. Scoggin's highest annual base salary at any time in effect and the Company shall pay any bonus due Mr. Scoggin in accordance with his Employment Agreement. In addition, for a period of two years after the termination date resulting from a change of control, Mr. Scoggin will be entitled to the benefit of all employee welfare benefit plans and arrangements in which he is entitled to participate immediately prior to the change of control (including, without limitation, medical and dental insurance plans, disability and life insurance plans, and car allowance programs).

     The Severance Agreement for Ms. Moroz provides for a bonus (a "Bonus Payment") to be received within five days after the expiration of a period of 120 days after a change of control of the Company has occurred (the "Stay Period"), if (i) during the Stay Period she terminates employment for Good Reason (as defined in the Severance Agreement) or (ii) during the Stay Period her employment is terminated by the Company for any reason other than cause or
(iii) she does not voluntarily terminate her employment during the Stay Period other than for Good Reason. The Bonus Payment will be equal to one-half of the employee's highest annual base salary at any time on or after the date of the Severance Agreement. Such Severance Agreement also provides for an additional payment (a "Severance Payment") to be received, if (i) within 24 months after a change in control of the Company, the employee terminates her employment with the Company for Good Reason within 90 days after the event which constitutes Good Reason or (ii) within such 24-month period, the Company terminates her employment for any reason other than cause. The Severance Payment will be equal to two times the sum of (i) the employee's highest annual base salary at any time on or after the date of the Severance Agreement and (ii) the employee's highest targeted bonus under the Company's incentive bonus plan at any time on or after the date of the Severance Agreement. In addition, Ms. Moroz will be entitled for a period of 24 months after the date of termination of employment to the benefit of all employee welfare benefit plans and arrangements in which she is entitled to participate immediately prior to the change of control (including, without limitation, medical and dental insurance plans, disability and life insurance plans, and car allowance programs).

     Each Severance Agreement provides that all outstanding Company Options (as defined below) shall vest immediately upon a change of control.

     Michael R. Jorgensen, former Chief Financial Officer, also had a Severance Agreement identical to the Severance Agreement for Ms. Moroz. In addition, the terms of his Severance Agreement were amended in August 1995 to also include one additional year of his highest annual base salary at any time in effect, if he used his best efforts to cooperate and assist with any transaction resulting from a change of control. Michael Jorgensen's agreement became null and void when he resigned from the Company on August 26, 1996.

                     OPTION/SAR GRANTS IN LAST FISCAL YEAR

     The following table provides information on options granted to the named executive officers during fiscal year 1996. No stock appreciation rights were granted in fiscal year 1996.

                                                                                                 POTENTIAL
                                                                                                REALIZABLE
                                                                                             VALUE AT ASSUMED
                                                                                              RATES OF STOCK
                                                                                                   PRICE
                                                                                             APPRECIATION FOR
                                # OF SHARES       % OF TOTAL      EXERCISE OR                   OPTION TERM
                                UNDERLYING      OPTIONS GRANTED   BASE PRICE    EXPIRATION   -----------------
            NAME              OPTIONS GRANTED    TO EMPLOYEES      PER SHARE       DATE       5%($)    10%($)
- ----------------------------  ---------------   ---------------   -----------   ----------   -------   -------
Stephen J. Kiel.............       15,500(1)          4.1%          $  2.50        8/29/06   $24,370   $61,758
                                   34,500(1)          9.2%          $  2.50        8/29/06   $29,333   $66,547
Anthony E. Bezsylko.........        6,200(1)          1.6%          $3.1875       10/10/05   $12,429   $31,496
                                                      3.7%          $3.1875       10/10/01   $14,960   $33,939
A. Gerald Leneweaver........        5,600(1)          1.5%          $2.1875       12/10/05   $ 7,704   $19,523
                                                      3.8%          $2.1875       12/10/01   $10,713   $24,304
David L. Dobbs..............        9,300(1)          2.5%          $  2.50        8/29/06   $14,622   $37,055
                                   20,700(1)          5.5%          $  2.50        8/29/06   $17,600   $39,928
Michael J. Jorgensen........       10,850(1)          2.9%          $3.1875       10/10/05   $21,750   $55,119
                                   24,150(2)          6.4%          $3.1875       10/10/01   $26,180   $59,393

- ---------------
Notes:

(1) The per share option exercise price for the grant is the per share fair market value of the Common Stock on the date of grant. All options are exercisable in equal installments over a three year period and have a ten year term.

(2) The per share option exercise price for the grant is the per share fair market value of the Common Stock on the date of grant. All options are exercisable in equal installments over a three year period and have a six year term.

         AGGREGATED OPTION EXERCISES AND FISCAL YEAR END OPTION VALUES

     The following table shows certain information as of September 29, 1996 concerning unexercised stock options held by the named executive officers that were granted under the Company's Amended and Restated 1989 Stock Option Plan and 1992 Equity Incentive Plan. The Company has not granted any SARs. None of the name executive officers exercised any stock options during fiscal 1996.

                                               NUMBER OF SECURITIES
                                              UNDERLYING UNEXERCISED       VALUE OF UNEXERCISED IN-THE-MONEY
                                           OPTIONS AT FISCAL YEAR END(#)     OPTIONS AT FISCAL YEAR END($)
                                           -----------------------------   ---------------------------------
                  NAME                       EXERCISABLE/UNEXERCISABLE       EXERCISABLE/UNEXERCISABLE(1)
- -----------------------------------------  -----------------------------   ---------------------------------
Daniel R. Scoggin........................      63,333/116,667                      0/0
Stephen J. Kiel..........................         0/50,000                         0/0
Anthony E. Bezsylko......................         0/20,000                         0/0
A. Gerald Leneweaver.....................         0/20,000                       0/2,500
David L. Dobbs...........................         0/30,000                         0/0
Michael R. Jorgensen.....................      47,500/35,000     (2)               0/0

- ---------------
Notes:

(1) Valuation is based on fair market value of the Company's common stock on September 29, 1996 (the last day of the 1996 fiscal year) which was $2.3125 per share based upon the last reported sale price for a share on the NASDAQ National Market System on September 27, 1996.

(2) Options expired on November 24, 1996 due to resignation of employment.

                           DEFINED BENEFIT PLAN TABLE

     The following is a pension plan table showing estimated annual benefits (exclusive of Social Security benefits) payable upon normal retirement to persons in specified compensation and years of service classifications under the Company's unfunded, non-qualified retirement plan (the "Retirement Plan"), based on final average salary for various years of service, assuming the employee would retire at age 65 in 1996. Officers of the Company who hold the title of President, Senior Vice President, Vice President or General Counsel are entitled to participation in the Retirement Plan. The Company pays the full cost of the Plan.

                                YEARS OF SERVICE
FINAL AVERAGE     ---------------------------------------------
   SALARY           10          15           20           25
- -------------     -------     -------     --------     --------
  $ 100,000       $20,000     $20,000     $ 35,000     $ 50,000
    120,000        24,000      24,000       42,000       60,000
    140,000        28,000      28,000       49,000       70,000
    160,000        32,000      32,000       56,000       80,000
    200,000        40,000      40,000       70,000      100,000
    250,000        50,000      50,000       87,500      125,000
    300,000        60,000      60,000      105,000      150,000
    350,000        70,000      70,000      122,500      175,000
    400,000        80,000      80,000      140,000      200,000
    450,000        90,000      90,000      157,000      225,000

     The compensation covered by the Retirement Plan is the base salary of individual participants as shown in the Summary Compensation Table. Final average salary is the highest five-year average of consecutive years' salary over an employee's career with the Company. Participants in the Retirement Plan are entitled to monthly benefit upon retirement after attaining the age of 65 equal to 50% of final average compensation, reduced by 1/2 of 1% of final average compensation of each month (not in excess of 120 months) by which the participant's credited service with the Company is less than 300 months, less the amount of the participant's primary Social Security benefit. Early retirement benefits are also available for participants who are 55 and have completed 15 years of service. The benefit is equal to the participant's normal retirement benefit reduced for early commencement by 5/9 of 1% for each of the first 60 months plus 5/18 of 1% for each month in excess of 60 months by which the benefit commencement date precedes a participant's normal retirement date, and increased by 148 of 1% of the participant's final average compensation times months of projected credit service over 25 years, not to exceed 120 months, less the amount of the participant's primary Social Security benefit. Projected credit service indicates that period of time which commences on the participants date of hire and ends on the participant's normal retirement date. Benefits are payable for the life of the retiree only, and would be reduced on an actuarial basis if survivor options were chosen. In addition, benefits are subject to a 100% deduction for Social Security amounts.

     The years of service at October 1, 1996, under the plan for the named executive officers were as follows: Mr. Scoggin, 1 year, 3 months; Mr. Kiel, 0 Years, 1 month; Mr. Dobbs, 0 years, 1 month; Mr. Bezsylko, 1 year, 6 months; Mr. Leneweaver, 0 years, 9 months.

          COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

     During fiscal 1996 each of the following directors served as a member of the Compensation Committee of the Board of Directors: Messrs. Meachin (former director), Olson, Mistretta and Beaumont. None of these individuals has served as an officer or employee of the company or any of its subsidiaries. Mr. Mistretta, who is an executive officer of U.S. Industries, Inc., was one of the directors of the Company designated by JUSI Holdings, Inc. pursuant to the terms of the 1991 Stockholder Agreement (hereinafter defined). See "CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS".

            COMPENSATION COMMITTEE REPORT ON EXECUTIVE COMPENSATION

     The Compensation Committee of the Board of Directors is comprised of three non-employee directors. The Committee is responsible for administering, reviewing and making recommendations to the Board of Directors with respect to executive compensation, which includes base salaries, annual incentives and long-term equity incentive plans as well as any executive benefits and/or perquisites. In addition, the Compensation Committee is responsible for the granting of awards and administration of the 1989 Amended and Restated Stock Option Plan and the 1992 Equity incentive Plan (collectively, the "Plans"). The Committee ensures that executive compensation is at a level such that the Company can attract, retain, motivate and reward its executives for contributing toward the Company's short- and long-term financial and non-financial goals, and places the most emphasis on long-term incentives. By emphasizing long-term incentive compensation, the Committee creates a link between the Company's executives and the shareholders' interests.

COMPLIANCE WITH INTERNAL REVENUE CODE SECTION 162(M)

     Section 162(m) of the Internal Revenue Code generally disallows a tax deduction to publicly held companies for annual compensation in excess of one million dollars earned by the Chief Executive Officer or any of the four highest compensated officers. The deduction limit does not apply, however, to performance-based compensation that satisfies certain requirements. Although no named executives in the Company have or are expected to earn annual compensation in excess of one million dollars, the Committee will continue to monitor and review the implication of Section 162(m) with respect to the Company's executive compensation policies.

BASE SALARIES

     The Compensation Committee believes that a substantial portion of the Chief Executive Officer's and all other executives' compensation should be tied to the performance of the company and therefore at risk. This is accomplished by a compensation plan that includes a base salary which is intentionally set at or below competitive market data, and increasing bonus opportunities through an annual incentive plan. Should the Company meet its financial goals, the executives combined salary and bonus is intended to meet competitive market levels and if the Company exceeds those goals, total compensation will exceed competitive market levels.

     The Committee periodically reviews the base salary of the executives and makes pay increase recommendations to the Board of Directors in accordance with the above philosophy. These recommendations are predicated upon external market data, changes in the duties and responsibilities assigned to each position and/or each executive's individual performance. In making salary determinations, the Committee reviews various industry sources, including the current year's Chain Restaurant Compensation Association Survey prepared by Towers Perrin, a compensation consultant. Companies included in this survey are generally the same as those included in the Performance Graph.

     In addition, the Committee receives information and recommendations from professional consulting organizations which have conducted various compensation studies on the Chief Executive Officer and other selected senior executive positions of the Company.

     Based upon the above-mentioned information, The Board of Directors, upon the recommendation of the Committee, employed or promoted the following executive officers:

       EXECUTIVE OFFICER                   POSITION               SALARY       ACTION       DATE
- -------------------------------  ----------------------------    --------     ---------    -------
A. Gerald Leneweaver...........  VP, Human Resources             $125,000     Employed      1/2/96
Anthony E. Bezsylko............  SVP, Operations                 $125,000     Promoted      2/1/96
David L. Dobbs.................  SVP, Business Development       $140,000     Employed      9/3/96
Stephen J. Kiel................  SVP, CFO & Treasurer            $175,000     Employed      9/3/96

BONUS PLAN

     The Company had in effect in fiscal 1996, the 1996 Corporate Executive Incentive Plan (the "Incentive Plan") under which the Company's Chief Executive Officer, executive officers, department directors and field operations executives were eligible to receive cash bonuses based upon the Company's Earnings before interest and taxes ("EBIT") and Cash Flow for the period from October 2, 1995 through September 29, 1996.

     The objective of the Incentive Plan was to ensure the Company met or exceeded the Board of Director's expected earnings growth rate by motivating and rewarding the Incentive Plan participants for achieving or exceeding these expectations.

     Participants in the Incentive Plan were eligible based on the following criteria:

     - Eighty percent (80%) of an executive's bonus award was to be based upon the level of EBIT, excluding gains or losses from the sale of assets, achieved by the Company; and

     - Twenty percent (20%) of the bonus award was to be based upon the level of achievement of net cash provided by operating activities minus net cash used in investing activities ("Cash Flow") for the fiscal year.

     The maximum amount of any bonus opportunity under the Incentive Plan varies from 50% to 100% of a participant's annualized base salary. The Chief Executive Officer's maximum bonus potential is 100% of his annualized base salary.

     According to the Incentive Plan, the Company had to be profitable during each of the last two quarters of the fiscal year, and the Company had to have a 1996 fiscal year loss of no more than $.10 per share for any bonus to be paid out under this Incentive Plan.

     For fiscal year 1996, the Company was not profitable during each of the last two quarters of the fiscal year and suffered a loss greater than $.10 per share. Therefore, the Incentive Plan did not pay the Chief Executive Officer or any of the other Incentive Plan participants a bonus for fiscal year 1996.

STOCK OPTION AND EQUITY INCENTIVE PLANS

     The Company has in effect two Plans, the 1989 Amended and Restated Stock Option Plan and the 1992 Equity Incentive Plan (the "Plans"), which authorize the Compensation Committee to grant; options to purchase shares of Common Stock including both Incentive Stock Option and Non-Qualified Stock Options; stock appreciation rights; performance stock units and restricted stock to qualified officers and key employees of the Company.

     The purpose of these Plans is to enable the Company to attract, retain and motivate its executives and other key employees and to enable them to participate in the long-term growth of the Company by providing for or increasing their proprietary interests in the Company and to help the Company achieve its long-range goals by aligning the interests of the Company's executives and the other key employees with its shareholders.

     The Compensation Committee determines the individuals who participate in the Plans, the price and terms upon which awards shall be made including the number of shares or units subject to each award, all subject to the terms and conditions of the Plans.

     Stock Options were awarded to the named executive officers below the Chief Executive Officer. See "OPTIONS/SAR GRANTS IN LAST FISCAL YEAR".

CHIEF EXECUTIVE OFFICER AND COMPENSATION

     There was no change in compensation for Daniel R. Scoggin, Chief Executive Officer during fiscal year 1996. Mr. Scoggin, who previously held a position on the Board of Directors with the Company, and served as interim Chairman, President and Chief Executive Officer from April 1, 1995 through July 20, 1995, became Chairman, President and Chief Executive Officer of the Company as of July 21, 1995, at an annual salary of $350,000. In addition, Mr. Scoggin is entitled to participate in the Corporate Executive Incentive Plan (described above). As with the other eligible officers, Mr. Scoggin did not receive a bonus under the Incentive

Plan for fiscal year 1996. Mr. Scoggin also participates in the Stock Option and Equity Incentive Plans. Mr. Scoggin did not receive any additional stock options during fiscal year 1996.

OTHER COMPENSATION

     The Company provides certain other benefits such as health, dental and long-term disability insurance to the Chief Executive Officer and other executive officers that are generally available to Company employees. The Chief Executive Officer along with the other key management employees who earn more than $66,000 participate in the Company's non-qualified deferred compensation plan. In addition, executive officers of the Company are eligible to receive an automobile allowance or Company leased automobile. For the fiscal year ended September 29, 1996, the amount of additional benefits to each of the named executive officers of the Company did not exceed 10% of the total annual salary and bonus for each named executive officer.

                                          Respectfully submitted,

                                          James R. Olson, Chairman
                                          John A. Mistretta
                                          Fred H. Beaumont, Jr.

PERFORMANCE GRAPH

                         GROUND ROUND RESTAURANTS, INC.
                   COMPARISON OF CUMULATIVE TOTAL RETURN VS.
                S&P 500 AND VALUE LINE RESTAURANT INDUSTRY GROUP

TOTAL SHAREHOLDER RETURNS YEARS ENDING

     The graph assumes that $100 was invested on December 31, 1989 in Common Stock of the Company, the S&P 500 and the Value Line Restaurant Group. Total return assumes quarterly reinvestment of dividends and includes reinvestment of the cash equivalent of the special dividend made by the Company to all of its shareholders of record on September 11, 1991, of one share of MariFarms, Inc. for each share of Common Stock of the Company.

                                    BASE       9/30/91     9/28/92      10/4/93      10/3/94      10/2/95
                                   PERIOD        TO           TO           TO           TO           TO
         COMPANY/INDEX            12/31/90     9/28/92     10/4/93      10/3/94      10/2/95      9/29/96
- --------------------------------  --------     -------     --------     --------     --------     --------
Ground Round Restaurants,
  Inc...........................               110.87       121.74       145.65        60.87        41.30
Peer Group......................               123.11       148.23       145.19       186.99       226.35
S&P 500.........................               111.29       126.78       130.33       168.41       202.05

                 CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

     SALE OF SHARES BY JUSI. On July 9, 1997, JUSI sold 3,092,100 shares of Common Stock, being all of JUSI's shares of Common Stock, to Christian R. Guntner and David T. DiPasquale. See "CHANGE OF CONTROL and "SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT"

     JUSI AND THE AMENDED CREDIT AGREEMENT. The Amended Credit Agreement provided that upon delivery by JUSI, to the Company's Lenders of an aggregate of 100,000 shares of the Company's Common Stock, it shall no longer constitute an event of default under the Amended Credit Agreement if USI and its affiliates
(i) cease to be the legal and beneficial owners of at least 25% of the outstanding shares of capital stock of the Company, or (ii) shall fail to have two nominees serving on the Company's board of directors while USI owns 20% or more of the capital stock of the Company, and one nominee serving on the Company's board of directors so long as USI owns 10% or more but less than 20% of the outstanding capital stock of the Company (the events listed in clauses (i) and (ii) being hereinafter referred to as the "Prohibited Actions"). On October 1, 1996, JUSI transferred 100,000 shares of Common Stock to the Lenders, whereupon the Prohibited Actions ceased to constitute events of default under the Amended Credit Agreement.

     1991 SHAREHOLDER AGREEMENT. Pursuant to the terms of an Agreement dated June 5, 1995, between HM Holdings, Inc., a Delaware corporation ("HM Holdings") and JUSI, HM Holdings assigned and JUSI assumed all of HM Holdings' rights and obligations under a shareholder agreement, dated as of August 1, 1991 between HM Holdings and the Company (the "1991 Shareholder Agreement"). The 1991 Shareholder Agreement provided for certain rights and restrictions with respect to JUSI's ownership of the Common Stock of the Company. Under the 1991 Shareholder Agreement, the Company agreed that, upon JUSI's request, it will use its best efforts to nominate and cause to be elected to the Company's Board of Directors two persons designated by JUSI as long as JUSI and its corporate affiliates beneficially own 20% or more of the outstanding shares of Common Stock, and one person designated by JUSI as long as JUSI and its corporate affiliates beneficially own less than 20% but more than 10% of the outstanding shares of Common Stock.

     In its original form, the 1991 Shareholder Agreement provided that, except in certain limited circumstances, so long as JUSI or its affiliates own 20% or more of the outstanding shares of Common Stock, so long as JUSI or any such affiliates seek to sell or otherwise dispose of all or substantially all of the shares of Common Stock owned by it to a third party, except as may be otherwise approved by a majority of the members of the Board of Directors not designated by JUSI, JUSI or such affiliate would use it best efforts to cause such third party to offer to purchase all other outstanding shares of Common Stock upon substantially the same terms and conditions. The 1991 Shareholder Agreement provided that, if such third party fails to make such offer, JUSI or such affiliates would not so sell or otherwise dispose of such shares unless such third party agrees to be subject to the same limitation on its ability to sell and to the requirements applicable to JUSI with respect to the acquisition of 50% or more of the outstanding shares of common stock. In addition, in the 1991 Shareholders Agreement the Company agreed that, if at any time when JUSI or its affiliates own 25% or more of the outstanding shares of common stock, the Company shall propose to sell any shares of common stock or any warrants or rights therefor or securities convertible into or exchangeable therefor, to any person or entity other than JUSI or its affiliates, it shall give JUSI the opportunity to purchase such number of shares or other securities as will permit JUSI and its corporate affiliates to retain their percentage of the Company's voting power. All of the restrictions placed on JUSI which are set forth above in this paragraph, were eliminated in connection with the execution of the Amended 1991 Shareholders Agreement (described below).

     Pursuant to the 1991 Shareholder Agreement, the Company also agreed that, so long as JUSI owns 5% or more of the outstanding shares of Common Stock, upon JUSI's request, the Company will cause up to four registration statements to be filed with the Commission in order to permit JUSI or a corporate affiliate to sell all or a portion of its shares of Common Stock. In addition the Company agreed, if requested, to include some or all shares of Common Stock owned by JUSI or an affiliate in any registration statement it otherwise files (other than registration statements relating to employee stock options). The Company and JUSI also agreed to indemnify each other for certain liabilities that may arise in connection with any such registration statements. On September 30, 1996, JUSI exercised one of its demand registration rights by giving written notice to the Company to register its Shares.

     AMENDMENT OF 1991 SHAREHOLDER AGREEMENT. In connection with the execution of the Amended Credit Agreement, the Company and JUSI entered into an Amendment, dated as of September 12, 1996, to the 1991 Shareholder Agreement (the "Amended 1991 Shareholder Agreement"), providing, among other things, that upon delivery by JUSI to the Lenders of the 100,000 shares of common stock of the Company described above, (x) JUSI would no longer be restricted from engaging in any of the Prohibited Actions, (y) the restrictions relating to the sale, transfer or disposal of the shares of common stock held by JUSI, and certain of its affiliates described above, would lapse, and (z) JUSI consented to the Company entering into the Lenders Registration Rights Agreement and agreed that the number of shares that JUSI would otherwise be entitled to sell pursuant to its demand registration rights may be reduced, in certain circumstances, if any of the Lenders exercised their "piggy-back" registration rights.

     1991 REGISTRATION RIGHTS AGREEMENT WITH GSB HOLDINGS. GSB Holdings, Inc. ("GSB Holdings") and the Company are parties to a Registration Rights Agreement, dated as of August 20, 1991 (the "GSB Registration Rights Agreement"), which allows GSB Holdings certain "piggy-back" registration rights with respect to its shares of common stock. The Company agreed, if requested, to include no less than 50,000 shares of common stock owned by GSB Holdings in any registration statement it otherwise files (other than registration statements relating to employee stock options). On November 11, 1996, GSB exercised it piggy-back registration rights by delivering written notice to the Company to register its Shares. GSB Holdings agreed to observe the same lock-ups with regard to the sale of the shares of common stock owned by it as the Company agrees to, if any, in connection with such registration statement if so requested by the managing underwriter. The Company and GSB Holdings also agreed to indemnify each other for certain liabilities that may arise in connection with any such registration statement.

     DIRECTORS' AND OFFICERS' INDEMNIFICATION AND INSURANCE. The Merger Agreement provides, among other things, that the certificate of incorporation of the Surviving Corporation shall, for a period of six years from the Effective Time (as defined in the Merger Agreement), contain provisions no less favorable with respect to indemnification than are set forth in the Certificate of Incorporation, in the forms to be amended as set forth in Exhibit A to the Merger Agreement, which provisions shall not be amended, repealed or otherwise modified for such period in any manner that would affect adversely the rights thereunder of individuals who at any time prior to the Effective Time were directors, officers, employees or agents of the Company, unless such modification shall be required by law. Pursuant to the terms of the Merger Agreement, the Company shall, to the fullest extent permitted under New York law and regardless of whether the Merger becomes effective, indemnify and hold harmless and after the Effective Time the Surviving Corporation shall, to the fullest extent permitted under New York law, indemnify and hold harmless, each present and former director and officer of the Company and each of its subsidiaries (collectively, the "Indemnified parties") against judgments, fines, reasonable amounts paid in settlement and reasonable expenses, including attorneys' fees, costs and charges incurred as a result of any action or proceeding (whether arising before or after the Effective Time), or any appeal therefrom, whether civil or criminal, arising out of or pertaining to any action or omission in their capacity as an officer or director prior to or at the Effective Time, for a period of six years after the Effective Time (or with respect to claims arising from service as an officer or director prior to the Effective Time and asserted or made prior to such sixth anniversary which have not been resolved prior to such sixth anniversary, until the time such matters are finally resolved). In the event of any such action or proceeding (i) the Company or the Surviving Corporation, as the case may be, shall pay the reasonable fees and expenses of counsel selected by the Indemnified Parties, which counsel shall be reasonably satisfactory to the Company or the Surviving Corporation, promptly after statements therefor are received, provided that an agreement has been entered into by such Indemnified Party agreeing to repay such amounts to the Company if the Indemnified Party is ultimately found by a final judgment (not subject to further appeal) of a court of competent jurisdiction not to be entitled to indemnification, or to the extent such amount exceeds the indemnification to which such Indemnified Party is entitled, under New York law, and (ii) the Company and the surviving Corporation shall cooperate and provide access to all documents necessary beneficial to the defense of any such matter; provided, however, that neither the Company nor the Surviving Corporation shall be liable for any settlement effected without its written consent (which consent shall not be unreasonably withheld, delayed or conditioned); and provided, further that neither the Company nor the Surviving Corporation shall be obligated pursuant to the Merger Agreement to pay the fees and expenses of more than one counsel for all Indemnified Parties in any single action except to the extent that two or more of such Indemnified Parties shall have conflicting interests in the outcome of such action.

     The Merger Agreement also provides that, in the event the Company or the Surviving Corporation or any of their respective successors (i) is consolidated with or merges into another person and shall not be the continuing or surviving corporation or entity of such consolidation or merger or (ii) transfers all or substantially all of its properties and assets to any other person in a single transaction or a series of related transactions, then in each such case the Parent shall make or cause to be made proper provision so that the successor or transferee of the Company or the Surviving Corporation, as the case may be, shall comply in all material respect with the foregoing terms.

     Under the Merger Agreement, the Surviving Corporation has agreed to use its best efforts to maintain in effect for six years from the Effective Time, if available, the current directors' and officers' liability insurance policies maintained by the Company (provided that the Surviving Corporation may substitute therefor policies of at least the same coverage containing terms and conditions which are not materially less favorable) with respect to matters occurring prior to the Effective Time; provided, however, that the Surviving Corporation shall not be required to maintain such insurance to the extent the annual premium therefor exceeds 120% of the annual premiums currently paid by the Company in respect of the current policy or policies (the "Maximum Amount") but in such case shall purchase as much comparable coverage as available for the Maximum Amount.

     For a discussion concerning Directors' and Officers' Indemnification and Insurance, see the information contained in Item 3(b) in the Schedule 14D-9, which is incorporated herein by reference.

COMPLIANCE WITH SECTION 16(A) OF THE SECURITIES EXCHANGE ACT OF 1934

     Section 16(a) of the Exchange Act requires the Company's directors and executive officers and persons who own more than ten percent of the Company's Common Stock to file with the Securities and Exchange Commission ("SEC") reports as to ownership and changes in ownership in respect of the Company's Common Stock. Such persons are required by SEC regulations to furnish the Company with copies of all Section 16(a) forms they file.

     Based solely on the Company's review of the copies of such forms it has received and written representations of certain of its officers and directors, the Company believes that during fiscal year 1996 all persons subject to the reporting requirements of Section 16(a) filed the required reports on a timely basis.

                               INDEX TO EXHIBITS

EXHIBIT
NUMBER                                         EXHIBIT
- -------       -------------------------------------------------------------------------
   1       -- Agreement and Plan of Merger, dated as of August 29, 1997, among the
                Company, Parent and the Purchaser......................................
   2       -- Opinion of Rothschild, Inc. dated August 29, 1997........................
   3       -- Letter to Shareholders of the Company....................................
   4       -- Press Release of the Company, dated September 2, 1997....................
   5       -- Shareholder Agreement, dated August 29, 1997 among Parent, Purchaser and
                Christian R. Guntner and David T. DiPasquale...........................
   6       -- Bank Standstill Letter...................................................
   7       -- Clarification to Employment Agreement and Amendment dated as of August
                29, 1997 between the Company and Daniel R. Scoggin.....................